As filed with the Securities and Exchange Commission on January 18, 2012
 Registration No. 333-177329

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to the
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SKM MEDIA CORP.
(Exact Name of Registrant as Specified in its Charter)

Nevada	8999	27-4577397
(State or Other Jurisdiction of	(Primary Standard Industrial	(IRS Employer
Incorporation or Organization)	Classification Code Number)	Identification No.)

 (Address, including zip code, and telephone number, including area code, of registrant’s Principal Executive Offices)

Steven L. Moreno, Chief Executive Officer
SKM Media Corp.
6001 Broken Sound Parkway NW
Suite #510
Boca Raton, FL 33484

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send a copy of all communications to:
Stephen M. Fleming, Esq.
Fleming PLLC
49 Front Street, Suite 206
Rockville Centre, New York 11570
Phone: (516) 833-5034
Fax: (516) 977-1209

Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a small reporting company.  See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(3)	Proposed maximum offering price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
Common Stock, par value $.00001 per share (2)	2,013,000	$0.30	$603,900	$69.21	*
 * Previously Paid.

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) promulgated under the Securities Act of 1933, as amended.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act. The offering price has been estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(o). Our common stock is not traded on any national exchange or trading platform and in accordance with Rule 457 the offering price was determined by the conversion price of our convertible promissory notes sold in a private offering under Rule 506 under Regulation D as promulgated under the Securities Act of 1933, as amended.  The selling security holders may sell their shares at the fixed price of $0.30 until our common stock is quoted on the OTC Bulletin Board at which time the shares may be sold at prevailing market prices or privately negotiated prices. There can be no assurance that a market maker will agree to file the necessary documents with the FINRA, which operates the OTC Bulletin Board, nor can there be any assurance that such an application for quotation will be approved. There is no assurance that an active trading market for our shares will develop, or, if developed, that it will be sustained.  In the absence of a trading market or an active trading market, investors may be unable to liquidate their investment or make any profit from the investment.

(3)  Includes 550,000 shares of common stock issuable upon conversion of our 5% convertible promissory notes and 1,463,000 shares of common stock presently outstanding.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities act of 1933 or until the registration statement shall become effective on such date as the commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  The selling shareholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED JANUARY 18, 2012

2,013,000 Shares
SKM Media Corp.
Common Stock

This prospectus relates to the public offering of an aggregate of 2,013,000 shares of common stock which may be sold from time to time by the selling shareholders named in this prospectus.  We will not receive any proceeds from the sale by the selling shareholders of their shares of common stock.  We will pay the cost of the preparation of this prospectus, which is estimated at $100,000.

Our common stock is presently not traded on any market or securities exchange. The 2,013,000 shares of our common stock may be sold by selling shareholders at a fixed price of $0.30 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.  There can be no assurance that a market maker will agree to file the necessary documents with The Financial Industry Regulatory Authority (“FINRA”), which operates the OTC Bulletin Board, nor can there be any assurance that such an application for quotation will be approved.  We have agreed to bear the expenses relating to the registration of the shares for the selling shareholders.  There is no assurance that an active trading market for our shares will develop, or, if developed, that it will be sustained.  In the absence of a trading market or an active trading market, investors may be unable to liquidate their investment or make any profit from the investment.

Investing in shares of our common stock involves a high degree of risk. You should purchase our common stock only if you can afford to lose your entire investment. See “Risk Factors,” which begins on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The selling shareholders have not engaged any underwriter in connection with the sale of their shares of common stock. The selling shareholders may sell their shares of common stock in the public market based on the market price at the time of sale or at negotiated prices. The selling shareholders may also sell their shares in transaction that are not in the public market in the manner set forth under “Plan of Distribution.”

The date of this Prospectus is *, 2012

You should rely only on the information contained in this prospectus. We have not authorized any dealer, salesperson or other person to provide you with information concerning us, except for the information contained in this prospectus. The information contained in this prospectus is complete and accurate only as of the date on the front cover page of this prospectus, regardless when the time of delivery of this prospectus or the sale of any common stock. This prospectus is not an offer to sell, nor is it a solicitation of an offer to buy, our common stock in any jurisdiction in which the offer or sale is not permitted.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this Prospectus and may not contain all of the information you should consider before investing in the shares.  You are urged to read this Prospectus in its entirety, including the information under “Risk Factors“, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Financial Statements, before making an investment decision.

Our Company and Our Business Model

We are a Nevada corporation formed on October 27, 2010 as Piper Acquisition IV, Inc.  We changed our name to “SKM Media Corp.” on August 25, 2011.   We are the sole shareholder of SKM Media Group Inc. (“SKM Media Group”, or, “SKM”), incorporated in the State of Florida on December 1, 2008.  SKM’s principal executive offices are located at 6001 Broken Sound Parkway NW, Suite 510, Boca Raton, Florida 33487 and its telephone number is (561) 404-1040. SKM’s website address is www.SKMMediaGroup.com .

Overview

SKM generates revenue by delivering measurable marketing results to clients. Our services are typically in the form of providing data, direct mail fulfillment, email marketing, social media marketing and management, internet lead generation, and consultation. Online leads are usually generated as clicks from websites or email.  Our goal is to engage Internet visitors with targeted media and to connect our marketing clients with their potential clients on line.  We focus on serving clients in large, information-intensive industry verticals where relevant, targeted media and offerings help visitors make informed choices, find the products that match their needs, and thus become qualified customer prospects for our clients.

The development of our business including the grown of our marketing services is subject to a number of risks, uncertainties and obstacles.   These risks include our inability to raise needed financing to maintain or grow our operations, the erosion of our revenue stream as a result of competition and our inability to further acquire and train a sales staff.  If these events are to occur, our operations may be negatively impacted including our inability to generate additional revenue or maintain our current level of revenue or result in increased expenses, which may result in a decrease in our net income or result in a net loss.

Other Pertinent Information

References to “we,” “us,” “our” and similar words refer to SKM Media Corp. and its subsidiaries unless the context indicates otherwise.  Our corporate headquarters are located at 6001 Broken Sound Parkway NW, Suite 510, Boca Raton, Florida 33487. Our telephone number is (561) 404-1040.  Our website is www.skmmediagroup.com.

The Offering

Common Stock Offered:
The selling shareholders are offering a total of 2,013,000 shares of common stock, which includes 1,463,000 shares of common stock presently outstanding and 550,000 shares of common stock that issuable upon conversion of the 5% convertible promissory notes (the “5% Notes”).  The 5% Notes automatically convert on the effective date of this prospectus.

Initial Offering Price:
The selling shareholders will sell our shares at $0.30 per share until our shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices. This price was determined arbitrarily by us.

Terms of Offering:	The selling shareholders will determine when and how they will sell the common stock offered in this prospectus.

Termination of the Offering:
The offering will conclude when all of the 2,013,000 shares of common stock have been sold or we, in our sole discretion, decide to terminate the registration of the shares. We may decide to terminate the registration if it is no longer necessary due to the operation of the resale provisions of Rule 144 promulgated under the Securities Act of 1933. We also may terminate the offering for no reason whatsoever at the discretion of our management team.

Outstanding Shares of Common Stock:
50,000,000 shares which includes 48,333,333 shares of common stock presently outstanding as well as 1,666,667 shares of common stock issuable upon conversion of the 5% Notes which will automatically convert upon the effective date of this prospectus.

Use of Proceeds:	We will receive no proceeds from the sale of any shares by the selling shareholders.

Risk Factors:	The purchase of our common stock involves a high degree of risk. You should carefully review and consider "Risk Factors" beginning on page 6.

Summary Financial Information

The following information at December 31, 2010 and 2009 and for the years then ended has been derived from our audited consolidated financial statements and the nine months ended September 30, 2011 and 2010 are derived from our un-audited consolidated financial statements, which appear elsewhere in this prospectus.

Statement of Operations Information:

	Year Ended December 31, 2010	Year Ended December 31, 2009	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2010
Revenue	$6,040,781	$312,463	$4,363,273	$2,534,255
Total Operating Expenses	$5,782,438	306,627	$4,746,937	$2,495,518
Net Income (Loss)	$258,343	$5,837	$(402,940)	$38,637

Balance Sheet Information:

	As of December 31, 2010	As of December 31, 2009	As of September 30, 2011
Cash and Cash Equivalents	$412,868	$-	$765,492
Accounts Receivable, net	$141,828	$19,770	$667,433
Advance to Supplier	$485,817	$15,889	$-
Total Current Assets	$1,040,513	$44,699	$1,432,925
Equipment, net	$23,380	$15,815	$22,303
Total Current Liabilities	$1,088,652	$73,977	$2,319,576
Total Shareholders’ Deficit	$20,171	$11,713	$859,860

CAPITALIZATION

The following table sets forth the capitalization of our company as of September 30, 2011 as follows:

-	on an actual basis; and
-	on a pro forma basis to give effect to the conversion of our 5% convertible promissory notes automatically upon effectiveness of this prospectus.

	As of
	September 30,	September 30,
	2011	2011
	Pro-Forma
	(Unaudited)	(Unaudited)
Current Liabilities
Accounts Payable	$180,481	$180,481
Accrued Expenses	106,222	106,222
Deferred Revenue	1,097,789	1,097,789
Convertible Notes	-	500,000
Revolving Line of Credit	250,000	250,000
Employee Notes	185,084	185,084
Total Current Liabilities	1,819,576	2,319,576

Commitments and Contingencies

Shareholders' Equity
Preferred Stock, $0.00001 par value, 10,000,000 shares authorized, no shares issued and outstanding, respectively	-	-
Common Stock, $0.00001 par value, 250,000,000 shares authorized, 48,333,333 (50,000,000 pro forma) and 48,333,333 shares issued and outstanding, respectively	500	483
Additional Paid-In Capital	499,983	-
Accumulated Deficit	(860,343)	(860,343)
Total Shareholders' Deficit	(359,860)	(859,860)
Total Liabilities and Shareholders' Deficit	$1,459,716	$1,459,716

RISK FACTORS

An investment in our common stock involves a high degree of risk.  You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making an investment decision, and you should only consider an investment in our common stock if you can afford to sustain the loss of your entire investment.  If any of the following risks actually occurs, our business, financial condition or results of operations could suffer.  In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

General Risks

Risks Related to Our Business

We are an early stage company in an emerging market with an unproven business model and a limited operating history, which makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment.

We have only a limited operating history, and our current business and future prospects are difficult to evaluate. We commenced operations in late 2008. We have developed a strategy for taking advantage of what we believe is a shift of local and multi-office marketing budgets from traditional media formats to digital media formats, but we cannot assure you that our strategy will not fail or prove less successful than other approaches. You must consider our business and prospects in light of the risks and difficulties we encounter as an early stage company in the new and rapidly evolving online marketing industry. These risks and difficulties include:

•	our new and unproven business model;

•	maintaining the effectiveness of our Platform, and adapting our technology to new market opportunities and challenges;

•	our limited number of product offerings and risks associated with developing and selling new product offerings;

•	continuing to attract new clients, many of whom have not previously advertised online and may not understand the value to their businesses of our products and services; and

•	effectively managing rapid growth in our sales force, personnel and operations.

Failing to successfully address these challenges or others could significantly harm our business, financial condition, results of operations and liquidity.

 Our management’s and board of directors’ relative lack of public company experience could put us at greater risk of incurring fines or regulatory actions for failure to comply with federal securities laws and could put us at a competitive disadvantage.

Our executive officers and directors lack experience in managing and operating a public company. As our management and board of directors lack public company experience, we may have to spend more time and money to comply with legally mandated corporate governance policies than our competitors whose management teams and boards have more public company experience.  Any failure to comply or adequately comply with federal securities laws, rules or regulations could subject us to fines or regulatory actions, which may materially adversely affect our business, prospects, results of operations and financial condition.

Segments of our business operate in an immature industry and have a relatively new business model, which makes it difficult to evaluate our business and prospects.

We derive nearly all of our revenue from the sale of data, direct mail and email services. Segments of our business include online marketing and media services, which is an immature industry that has undergone rapid and dramatic changes in its short history. The industry in which we operate is characterized by rapidly-changing Internet media, evolving industry standards, and changing user and client demands. Our business model is also evolving and is distinct from many other companies in our industry, and it may not be successful. As a result of these factors, the future revenue and income potential of our business is uncertain. Although we have experienced significant revenue growth in recent periods, we may not be able to sustain current revenue levels or growth rates. Any evaluation of our business and our prospects must be considered in light of these factors and the risks and uncertainties often encountered by companies in an immature industry with an evolving business model such as ours. Some of these risks and uncertainties relate to our ability to:

•	maintain and expand client relationships;

•	manage our expanding operations and implement and improve our operational, financial and management controls;

•	overcome challenges presented by adverse global economic conditions as they impact spending in our client verticals;

•	raise capital at attractive costs, or at all;

•	acquire and integrate websites and other businesses;

•	successfully expand our footprint in our existing client verticals and enter new client verticals;

•	respond effectively to competition and potential negative effects of competition on profit margins;

•	attract and retain qualified management, employees and independent service providers;

•	successfully introduce new processes and technologies and upgrade our existing technologies and services;

•	protect our proprietary technology and intellectual property rights; and

•	respond to government regulations relating to the Internet, marketing in our client verticals, personal data protection, email, software technologies and other aspects of our business.

If we are unable to address these risks, our business, results of operations and prospects could suffer.

A substantial portion of our revenue is generated from a limited number of clients and, if we lose a major client, our revenue will decrease and our business and prospects would be adversely impacted.

A substantial portion of our revenue is generated from a limited number of clients. At December 31, 2010, two customers accounted for more than 10% of our accounts receivable balance, representing together 64.2% of our outstanding accounts receivable at that date.  For the year ended December 31, 2010, two of our customers, each of whom accounted for more than 10% of our revenue, together accounted for approximately 62% of total revenue.  Our clients can generally terminate their contracts with us at any time, with limited prior notice or penalty. Our clients may reduce their level of business with us, leading to lower revenue. In addition, reductions in business by one or more significant clients of our programs may lead to price reductions to our other clients for those products whose prices are determined in whole or in part by client bidding or competition, resulting in lower revenue. We expect that a limited number of clients will continue to account for a significant percentage of our revenue, and the loss of, or material reduction in, their marketing spending with us could decrease our revenue and harm our business.

Our operating results have fluctuated in the past and may do so in the future, which makes our results of operations difficult to predict and could cause our operating results to fall short of analysts’ and investors’ expectations.

While we have experienced revenue growth, our prior quarterly and annual operating results have fluctuated due to changes in our business, our industry and the general economic climate. Similarly, our future operating results may vary significantly from quarter to quarter due to a variety of factors, many of which are beyond our control. Our fluctuating results could cause our performance to be below the expectations of securities analysts and investors, causing the price of our common stock to fall. Because our business is changing and evolving, our historical operating results may not be useful to you in predicting our future operating results. Factors that may increase the volatility of our operating results include the following:

•	changes in demand and pricing for our services;

•	changes in our pricing policies, the pricing policies of our competitors, or the pricing of print or media;

•	the addition of new clients or the loss of existing clients;

•	changes in our clients’ advertising agencies or the marketing strategies our clients or their advertising agencies employ;

•	changes in the regulatory environment for us or our clients;

•
changes in the economic prospects of our clients or the economy generally, which could alter current or prospective clients’ spending priorities, or could increase the time or costs required to complete sales with clients;

•	the introduction of new product or service offerings by our competitors; and

•	costs related to acquisitions of businesses or technologies.

The market in which we participate is intensely competitive, and if we do not compete effectively, our operating results could be harmed.

The market for marketing solutions is intensely competitive and rapidly changing, and with the emergence of new technologies and market entrants, we expect competition to intensify in the future.

Our competitors include:

•
Marketing providers. We compete with large marketing providers and integrated marketing platform providers such as Aprimo, Hubspot, Unica. These providers typically offer their products and services through disparate, online-only, self-service platforms.

•	Traditional, offline media companies. We compete with traditional direct mail fulfillment, yellow page, newspaper, television and radio companies that, in many cases, have large, direct sales forces.

Many of our current and potential competitors enjoy substantial competitive advantages, such as greater name recognition, longer operating histories, and substantially greater financial, technical and other resources and, in some cases, the ability to combine their online marketing products with traditional offline media such as newspapers or yellow pages. These companies may use these advantages to offer products similar to ours at a lower price, develop different products to compete with our current solutions and respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or client requirements. In particular, if major Internet search companies such as Google, Yahoo! and Microsoft decide to devote greater resources to develop and market online advertising offerings directly to large businesses, greater numbers of our clients and potential clients may choose to purchase online advertising services directly from these competitors, particularly if and as the ease of their self-service models increases. In addition, many of our current and potential competitors have established marketing relationships with and access to larger client bases and are heavily investing in recruiting sales personnel, which might affect our ability to hire personnel. As the market for local advertising increases, we expect new competitors, business models and solutions to emerge, some of which may be superior to ours. We also believe that the marketplace for online media is more transparent than other media marketplaces. Our competitors may use information available to them to price their products at a discount to the prices that we currently offer. Even if our online marketing and reporting solutions are more effective than those offered by our competitors, potential clients might adopt competitive products and services in lieu of purchasing our solutions. For all of these reasons, we may not be able to compete successfully against our current and potential competitors.

We depend on key personnel to operate our business, and if we are unable to retain our current personnel or hire additional personnel, our ability to develop and successfully market our business could be harmed.

We believe that our future success is highly dependent on the contributions of our executive officers, as well as our ability to attract and retain highly skilled managerial, sales, technical and finance personnel. Qualified individuals are in high demand, and we may incur significant costs to attract them. All of our U.S. officers and other U.S. employees are at-will employees, which means they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. If we are unable to attract and retain our executive officers and key employees, our business, operating results and financial condition will be harmed. In addition, our management team has a long history of working together, and we believe that our key executives have developed highly successful and effective working relationships. If one or more of these individuals leave, we may not be able to fully integrate new executives or replicate the current dynamic, and our operations could suffer.

Failure to adequately recruit, train and retain our marketing professionals would impede our growth and could harm our business, operating results and financial condition.

Our ability to maintain or grow revenue and achieve profitability will depend, in large part, on increasing the size of our direct sales force of marketing professionals.  As more companies seek to capitalize on the shift to online media, competition for knowledgeable and qualified media sales personnel will increase. Moreover, employees that we hire from our competitors may in the future be subject to claims of breach of noncompetition and non-solicitation obligations owed to their former employers, which could impact our ability to attract and hire high-quality candidates and potentially subject us to litigation. If we are unable to effectively recruit, train and retain marketing personnel, we may not be able to grow our sales force, our revenue may suffer or our costs may increase.

The impact of worldwide economic conditions, including the resulting effect on advertising budgets, may adversely affect our business, operating results and financial condition.

Our performance is subject to worldwide economic conditions and their impact on levels of advertising. Although we believe that marketing budgets that have been traditionally invested in mediums such as print and television and these budgets are now being reallocated to Internet marketing, we believe that continuing economic difficulties have adversely affected our business.  We believe the economic conditions in the United States remain challenging.

To the extent that economic difficulties continue, or worldwide economic conditions materially deteriorate, our existing and potential clients may no longer consider investment in our marketing solutions a necessity, or may elect to reduce advertising budgets. Historically, economic downturns have resulted in overall reductions in advertising spending. In particular, online marketing advertising solutions may be viewed by some of our existing and potential clients as a lower priority and may be among the first expenditures reduced as a result of unfavorable economic conditions. These developments could have an adverse effect on our business, operating results and financial condition.

Our future success depends in part on our ability to effectively develop and sell additional products, services and features.

We invest in the development of new products and services with the expectation that we will be able to effectively offer them to our clients.  Our future revenue depends in part on our ability to stay competitive with our product and service offerings. Our ability to develop and launch new products on our expected timelines, or at all, is subject to numerous risks and uncertainties, such as the difficulties of designing complex software products, achieving desired functionality and integrating the new products with our existing technology.

The sale of new or additional features, products and services, the value or utility of which may be different from our current products and services or less easily understood by our clients, may require increasingly sophisticated and costly sales efforts and increased operating expenses, as well as additional training of our employees and clients. New product launches require the investment of resources in advance of any revenue generation. If new products fail to achieve market acceptance, we may never realize a return on this investment. If these efforts are not successful, our business may suffer.

Poor perception of our business or industry as a result of the actions of third parties could harm our reputation and adversely affect our business, financial condition and results of operations.

There are companies within our industry that regularly engage in activities that our clients’ customers may view as unlawful or inappropriate. These activities, such as deceptive promotions, by third parties may be seen by clients as characteristic of participants in our industry and, therefore, may have an adverse effect on the reputation of all participants in our industry, including us. Any damage to our reputation, including from publicity from legal proceedings against us or companies that work within our industry, governmental proceedings, consumer class action litigation, or the disclosure of information security breaches or private information misuse, could adversely affect our business, financial condition and results of operations.

We may need additional capital in the future to meet our financial obligations and to pursue our business objectives. Additional capital may not be available or may not be available on favorable terms and our business and financial condition could therefore be adversely affected.

While we anticipate that our existing cash and cash equivalents, together with availability under our existing credit facility, cash balances and cash from operations, will be sufficient to fund our operations for at least the next 12 months, we may need to raise additional capital to fund operations in the future or to finance acquisitions. If we seek to raise additional capital in order to meet various objectives, including developing future technologies and services, increasing working capital, acquiring businesses and responding to competitive pressures, capital may not be available on favorable terms or may not be available at all.  Lack of sufficient capital resources could significantly limit our ability to take advantage of business and strategic opportunities. Any additional capital raised through the sale of equity or debt securities with an equity component would dilute our stock ownership. If adequate additional funds are not available, we may be required to delay, reduce the scope of, or eliminate material parts of our business strategy, including potential additional acquisitions or development of new technologies.

If we fail to compete effectively against other marketing and media companies and other competitors, we could lose clients and our revenue may decline.

The market for online and offline marketing is intensely competitive. We expect this competition to continue to increase in the future. We perceive only limited barriers to entry to the online marketing industry. We compete both for clients and for limited high quality advertising inventory. We compete for clients on the basis of a number of factors, including return on marketing expenditures, price, and client service.

We compete with Internet and traditional media companies for a share of clients’ overall marketing budgets, including:

•	online marketing or media services providers;

•	offline and online advertising agencies;

•	major Internet portals and search engine companies with advertising networks such as Google, Yahoo!, MSN, and AOL;

•	other online marketing service providers, including online affiliate advertising networks and industry-specific portals or lead generation companies;

•	website publishers with their own sales forces that sell their online marketing services directly to clients;

•	in-house marketing groups at current or potential clients;

•	offline direct marketing agencies; and

•	television, radio and print companies.

Competition for marketing budgets, as well as competition with traditional media companies, could result in significant price pressure, declining margins, reductions in revenue and loss of market share. In addition, as we continue to expand the scope of our services, we may compete with a greater number of websites, clients and traditional media companies across an increasing range of different services, including in vertical markets where competitors may have advantages in expertise, brand recognition and other areas. Large Internet companies with brand recognition, such as Google, Yahoo!, MSN, and AOL, have significant numbers of direct sales personnel and substantial proprietary advertising inventory and web traffic that provide a significant competitive advantage and have significant impact on pricing for Internet advertising and web traffic. These companies may also develop more vertically targeted products that match consumers with products and services, such as Google’s mortgage rate and credit card comparison products, and thus compete with us more directly. The trend toward consolidation in the Internet advertising arena may also affect pricing and availability of advertising inventory and web traffic. Many of our current and potential competitors also enjoy other competitive advantages over us, such as longer operating histories, greater brand recognition, larger client bases, greater access to advertising inventory on high-traffic websites, and significantly greater financial, technical and marketing resources. As a result, we may not be able to compete successfully. If we fail to deliver results that are superior to those that other online marketing service providers achieve, we could lose clients and our revenue may decline.

Unauthorized access to or accidental disclosure of consumer personally-identifiable information that we collect may cause us to incur significant expenses and may negatively affect our credibility and business.

There is growing concern over the security of personal information transmitted over the Internet, consumer identity theft and user privacy. Despite our implementation of security measures, our computer systems may be susceptible to electronic or physical computer break-ins, viruses and other disruptions and security breaches. Any perceived or actual unauthorized disclosure of personally-identifiable information regarding website visitors, whether through breach of our network by an unauthorized party, employee theft, misuse or error or otherwise, could harm our reputation, impair our ability to attract website visitors and attract and retain our clients, or subject us to claims or litigation arising from damages suffered by consumers, and thereby harm our business and operating results. In addition, we could incur significant costs in complying with the multitude of state, federal and foreign laws regarding the unauthorized disclosure of personal information.

If we do not adequately protect our intellectual property rights, our competitive position and business may suffer.

Our ability to compete effectively depends upon our proprietary systems and technology. As we do not presently hold any patents, we rely on trade secret, trademark and copyright law, confidentiality agreements and technical measures to protect our proprietary rights. Effective trade secret, copyright and trademark protection may not be available in all countries where we currently operate or in which we may operate in the future. Some of our systems and technologies are not covered by any copyright, patent or patent application. We cannot guarantee that: (i) our intellectual property rights will provide competitive advantages to us; (ii) our ability to assert our intellectual property rights against potential competitors or to settle current or future disputes will not be limited by our agreements with third parties; (iii) our intellectual property rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak; (iv) any of the trademarks, copyrights, trade secrets or other intellectual property rights that we may employ in our business will not lapse or be invalidated, circumvented, challenged, or abandoned; (v) competitors will not design around our protected systems and technology; or (vi) that we will not lose the ability to assert our intellectual property rights against others.

Confidentiality agreements with employees, consultants and others may not adequately prevent disclosure of trade secrets and other proprietary information.

We have devoted substantial resources to the development of our proprietary systems and technology. In order to protect our proprietary systems and technology, we enter into confidentiality agreements with our employees, consultants, independent contractors and other advisors. These agreements may not effectively prevent unauthorized disclosure of confidential information or unauthorized parties from copying aspects of our services or obtaining and using information that we regard as proprietary. Moreover, these agreements may not provide an adequate remedy in the event of such unauthorized disclosures of confidential information and we cannot assure you that our rights under such agreements will be enforceable. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could reduce any competitive advantage we have and cause us to lose clients, publishers or otherwise harm our business.

Increased taxation of companies engaged in Internet commerce may adversely affect the commercial use of our marketing services and our financial results.

The tax treatment of Internet commerce remains unsettled, and we cannot predict the effect of current attempts to impose sales, income or other taxes on commerce conducted over the Internet. Tax authorities at the international, federal, state and local levels are currently reviewing the taxation of Internet commerce, particularly as many governmental agencies seek to address fiscal concerns and budgetary shortfalls by introducing new taxes or expanding the applicability of existing tax laws. We have experienced certain states taking expansive positions with regard to their taxation of our services. The imposition of new laws requiring the collection of sales or other transactional taxes on the sale of our services via the Internet could create increased administrative burdens or costs, discourage clients from purchasing services from us, decrease our ability to compete or otherwise substantially harm our business and results of operations.

Limitations on our ability to collect and use data derived from key partners and aggregators could significantly diminish the value of our services and cause us to lose clients and revenue.

When a user visits our websites, we use technologies, including “cookies”, to collect information such as the user’s Internet Protocol, or IP, address, offerings delivered by us that have been previously viewed by the user and responses by the user to those offerings. In order to determine the effectiveness of a marketing campaign and to determine how to modify the campaign, we need to access and analyze this information. The use of cookies has been the subject of regulatory scrutiny and litigation and users are able to block or delete cookies from their browser. Periodically, certain of our clients and publishers seek to prohibit or limit our collection or use of this data. Interruptions, failures or defects in our data collection systems, as well as privacy concerns regarding the collection of user data, could also limit our ability to analyze data from our clients’ marketing campaigns. This risk is heightened when we deliver marketing services to clients in the financial and medical services client verticals. If our access to data is limited in the future, we may be unable to provide effective technologies and services to clients and we may lose clients and revenue.

  We rely on Internet bandwidth and data center providers and other third parties for key aspects of the process of providing services to our clients, and any failure or interruption in the services and products provided by these third parties could harm our business.

We rely on third-party vendors, including data center and Internet bandwidth providers. Any disruption in the network access or co-location services provided by these third-party providers or any failure of these third-party providers to handle current or higher volumes of use could significantly harm our business. Any financial or other difficulties our providers face may have negative effects on our business, the nature and extent of which we cannot predict. We exercise little control over these third-party vendors, which increases our vulnerability to problems with the services they provide. We license technology and related databases from third parties to facilitate analysis and storage of data and delivery of offerings. In the last 12 months, we have experienced interruptions and delays in service and availability for data centers, bandwidth and other technologies, but such interruptions have lasted no more than one hour.  Any errors, failures, interruptions or delays experienced in connection with these third-party technologies and services could adversely affect our business.

Our systems also heavily depend on the availability of electricity, which also comes from third-party providers. If we or third-party data centers which we utilize were to experience a major power outage, we would have to rely on back-up generators. These back-up generators may not operate properly through a major power outage and their fuel supply could also be inadequate during a major power outage or disruptive event.  Information systems such as ours may be disrupted by even brief power outages, or by the fluctuations in power resulting from switches to and from back-up generators. This could give rise to obligations to certain of our clients which could have an adverse effect on our results for the period of time in which any disruption of utility services to us occurs.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired, which would adversely affect our ability to operate our business.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. We may in the future discover areas of our internal financial and accounting controls and procedures that need improvement. Our internal control over financial reporting will not prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected. If we are unable to maintain proper and effective internal controls, we may not be able to produce accurate financial statements on a timely basis, which could adversely affect our ability to operate our business and could result in regulatory action.

We have not voluntarily implemented various corporate governance measures, in the absence of which, shareholders may have more limited protections against interested director transactions, conflicts of interest and similar matters .

Recent U. S. legislation, including the Sarbanes-Oxley Act of 2002, has resulted in the adoption of various corporate governance measures designed to promote the integrity of the corporate management and the securities markets. Some of these measures have been adopted in response to legal requirements. Others have been adopted by companies in response to the requirements of national securities exchanges, such as the NYSE or The NASDAQ Stock Market, on which their securities are listed. Among the corporate governance measures that are required under the rules of national securities exchanges and NASDAQ are those that address board of directors’ independence and audit committee oversight. We have not yet adopted any of these corporate governance measures and, since our securities are not listed on a national securities exchange or NASDAQ, we are not required to do so. It is possible that if we were to adopt some or all of these corporate governance measures, shareholders would benefit from somewhat greater assurances that internal corporate decisions were being made by disinterested directors and that policies had been implemented to define responsible conduct. For example, in the absence of audit, nominating and compensation committees comprised of at least a majority of independent directors, decisions concerning matters such as compensation packages to our senior officers and recommendations for director nominees may be made by a majority of directors who have an interest in the outcome of the matters being decided. Prospective investors should bear in mind our current lack of corporate governance measures in formulating their investment decisions.

Risks Related to Our Common Stock

As a we are a former shell company, funding sources may be unwilling to provide us with funding as a result of the potentially unavailability of Rule 144 for the resale of their securities.

Rule 144 is not available for the resale of securities issued by any issuer that is or has been at any time previously a shell company unless the following conditions have been met:

- the issuer of the securities that was formerly a shell company has ceased to be a shell company;

- the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

-  the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

- at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As we are a former shell company, all shareholders will not be able to resell their securities utilizing Rule 144 until one year after the filing of the Form 10 information, which is October 14, 2012.  As a result, funding sources may be hesitant to fund our company as they will have to wait until at least October 14, 2012 to take advantage of Rule 144.  Further, funding sources may be hesitant to fund our company as if we are unable to remain current in our filings under the Exchange Act, they will be unable to utlize Rule 144 for resale of their securities.  Accordingly, it may be difficult to locate financing in light of these risks.

A small number of existing shareholders own a significant amount of our common stock, which could limit your ability to influence the outcome of any shareholder vote.

Our executive officers, directors and shareholders holding in excess of 5% of our issued and outstanding shares, beneficially own over 87% of our common stock. Under our Articles of Incorporation and Nevada law, the vote of a majority of the shares outstanding is generally required to approve most shareholder action.  As a result, these individuals will be able to significantly influence the outcome of shareholder votes for the foreseeable future, including votes concerning the election of directors, amendments to our Articles of Incorporation or proposed mergers or other significant corporate transactions.

The Offering Price of the shares is arbitrary.

The Offering Price of the shares has been determined arbitrarily by the Company and bears no relationship to the Company’s assets, book value, potential earnings or any other recognized criteria of value.

The Offering Price of the shares was determined based upon the price sold in our offering and should not be used as an indicator of the future market price of the securities. Therefore, the Offering Price bears no relationship to the actual value of the Company and may make our shares difficult to sell.
Since our shares are not listed or quoted on any exchange or quotation system, the Offering Price of $0.30 for the shares of common stock was determined by the price shares were sold to our shareholders in a private placement memorandum and is a fixed price at which the selling security holders may sell their shares until our common stock is quoted on the OTC Bulletin Board at which time the shares may be sold at prevailing market prices or privately negotiated prices. The facts considered in determining the Offering Price were our financial condition and prospects, our limited operating history and the general condition of the securities market. The Offering Price bears no relationship to the book value, assets or earnings of our company or any other recognized criteria of value. The Offering Price should not be regarded as an indicator of the future market price of the securities.

We may, in the future, issue additional common shares, which would reduce investors' percent of ownership and may dilute our share value.

Our Certificate of Incorporation authorizes the issuance of 250,000,000 shares of common stock, $0.00001 par value, of which 48,833,333 shares are issued and outstanding and 10,000,000 shares of preferred stock, $0.00001 par value, of which no shares are issued and outstanding. Further, upon the effective date of this prospectus, the 5% Notes will automatically convert into 1,666,667 shares of common stock.  The future issuance of common stock may result in substantial dilution in the percentage of our common stock held by our then existing shareholders. We may value any common stock issued in the future on an arbitrary basis. The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors, and might have an adverse effect on any trading market for our common stock.

 The Board of Directors, in its sole discretion, may issue preferred shares which could carry superior rights and preferences and, in turn, limiting the influence common shareholders may have on the direction of our company.

We have authorized 10,000,000 shares of blank check preferred stock none of which is currently outstanding.  Upon issuance of any preferred stock in the future, the rights attached to the preferred shares could affect our ability to operate, which could force us to seek other financing.  The Board of Directors may issue preferred stock without obtaining shareholder approval.  Such financing may not be available on commercially reasonable terms or at all and could cause substantial dilution to existing stockholders.

Currently, there is no public market for our securities, and we cannot assure you that any public market will ever develop and it is likely to be subject to significant price fluctuations.

Currently, there is no public market for our stock and our stock may never be traded on any exchange, or, if traded, a public market may not materialize.  Even if we are successful in developing a public market, there may not be enough liquidity in such market to enable shareholders to sell their stock.

Our common stock is unlikely to be followed by any market analysts, and there may be few or no institutions acting as market makers for the common stock.  Either of these factors could adversely affect the liquidity and trading price of our common stock.  Until our common stock is fully distributed and an orderly market develops in our common stock, if ever, the price at which it trades is likely to fluctuate significantly.  Prices for our common stock will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for shares of our common stock, developments affecting our business, including the impact of the factors referred to elsewhere in these Risk Factors, investor perception of the Company, and general economic and market conditions.  No assurances can be given that an orderly or liquid market will ever develop for the shares of our common stock.

Our Common Stock may be subject to “penny stock” rules which may be detrimental to investors.

The SEC has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share.  Such securities are subject to rules that impose additional sales practice requirements on broker-dealers who sell them.  For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser’s written consent to the transaction prior to the purchase.  Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the SEC relating to the penny stock market.  The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market.  Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.  As the Shares immediately following this Offering will likely be subject to such penny stock rules, purchasers in this Offering will in all likelihood find it more difficult to sell their Shares in the secondary market.

We have never paid a dividend on our common stock and we do not anticipate paying any in the foreseeable future.

We have not paid a cash dividend on our common stock to date, and we do not intend to pay cash dividends in the foreseeable future. Our ability to pay dividends will depend on our ability to successfully develop one or more properties and generate revenue from operations. Notwithstanding, we will likely elect to retain earnings, if any, to finance our growth. Future dividends may also be limited by bank loan agreements or other financing instruments that we may enter into in the future. The declaration and payment of dividends will be at the discretion of our Board of Directors.

The potential sale of 2,013,000 shares pursuant to this prospectus may have a depressive effect on the price and market for our common stock.
The potential sale of 2,013,000 shares of common stock pursuant to this prospectus may have a depressive effect on our stock price and make it more difficult for us to raise any significant funds in the equity market if our business requires additional funding.

FORWARD-LOOKING STATEMENTS

Statements in this prospectus may be “forward-looking statements.” Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements relating to our future activities or other future events or conditions. These statements are based on current expectations, estimates and projections about our business based, in part, on assumptions made by management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may, and are likely to, differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those described above and those risks discussed from time to time in this prospectus, including the risks described under “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. In addition, such statements could be affected by risks and uncertainties related to the healthcare industry as a whole, changes in regulation on the state or federal level, delays in payments from third party payors, our ability to raise any financing which we may require for our operations, our ability to make acquisitions and successfully integrate those acquisitions with our business, as well as general industry and market conditions and growth rates, and general economic conditions. Any forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling shareholders of their common stock.

 Determination of Offering Price

The selling shareholders will sell the shares at $0.30 per share until our shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices. The Offering Price was determined by the conversion price of our convertible promissory notes sold in a private offering under Rule 506 under Regulation D as promulgated under the Securities Act of 1933, as amended. There is no assurance of when, if ever, our stock will be approved for trading on the OTC Bulletin Board.

The Offering Price of the shares of our common stock has been determined arbitrarily by us and does not necessarily bear any relationship to our book value, assets, past operating results, financial condition or any other established criteria of value. The facts considered in determining the Offering Price were our financial condition and prospects, our limited operating history and the general condition of the securities market. Although our common stock is not listed on a public exchange, we will be filing to obtain a listing on the OTC Bulletin Board concurrently with the filing of this prospectus. In order to be quoted on the OTC Bulletin Board, a market maker must file an application on our behalf in order to make a market for our common stock. There can be no assurance that a market maker will agree to file the necessary documents with FINRA, which operates the OTC Bulletin Board, nor can there be any assurance that such an application for quotation will be approved.

In addition, there is no assurance that our common stock will trade at market prices in excess of the initial public offering price as prices for the common stock in any public market which may develop will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity.

 Dilution

 As of the date of this prospectus, the common stock to be sold by the selling shareholders in this Offering is common stock that is currently issued, which includes 1,463,000 shares of common stock outstanding and 550,000 shares of common stock issuable upon conversion of the 5% Notes which will automatically convert upon the effective date of this prospectus. In addition, an additional 1,116,667 shares of common stock are issuable upon the automated conversion of 51 Note upon effectiveness of this prospectus but such additional shares are not being registered in this offering.

SELLING STOCKHOLDERS

The table below sets forth information concerning the resale of the shares of common stock by the selling stockholders. We will not receive any proceeds from the resale of the common stock by the selling stockholders.

The following table also sets forth the name of each person who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered.

	Common Shares owned by the selling	Total Shares Registered Pursuant	% of Total Issued and Outstanding Shares before	Number of Shares Owned by Selling Stockholder After Offering and Percent of Total Issued and Outstanding (2)
Name of Selling Stockholder	Stockholder (1)	to this Offering	Offering	# of Shares	% of Class
Robert Benz (14)	333,333	110,000	*	223,333	*
Bertram Witham (14)	166,667	55,000	*	111,667	*
Denise Brathwaite (14)	33,333	11,000	*	22,333	*
A.B. Southall (14)	133,333	44,000	*	89,333	*
James Anderson (14)	66,667	22,000	*	44,667	*
Jeff and Rocia McKellips (14)	50,000	16,500	*	33,500	*
McKellips Family Trust (3) (14)	66,667	22,000	*	44,667	*
Charles Horn (14)	3,333	1,100	*	2,233	*
The Klar Family Trust (4) (14)	6,667	2,200	*	4,467	*
Elg Family Trust (5) (14)	3,333	1,100	*	2,233	*
Shawn Holmes (14)	6,667	2,200	*	4,467	*
Dorthea Hardin (14)	83,333	27,500	*	-5,833	*
Phil & Colette Mitchell Rev. Trust (6) (14)	16,667	5,500	*	11,167	*
JM Assets (7) (14)	10,000	3,300	*	6,700	*
James Dees (14)	3,333	1,100	*	2,233	*
Witham Bertram (14)	83,333	27,500	*	55,833	*
Tannie Dees (14)	3,333	1,100	*	2,233	*
Ephram Docstader (14)	3,333	1,100	*	2,233	*
Pacifico Painting, Inc. (8) (14)	16,667	5,500	*	11,167	*
Joel Yanowitz (14)	3,333	1,100	*	2,233	*
Russell Family Trust (9) (14)	3,333	1,100	*	2,233	*
Audrey Krauss (14)	13,333	4,400	*	8,933	*
Larry Kellner (14)	16,667	5,500	*	11,167	*
Douglas Bunkers (14)	8,333	2,750	*	5,583	*
Gerald Yanowitz (14)	8,333	2,750	*	5,583	*
David Applestein (14)	6,667	2,200	*	4,467	*
Jerry Neugebauer (14)	116,666	38,500	*	78,166	*
John Rowell (14)	3,333	1,100	*	2,233	*
William Morgan (14)	5,000	1,650	*	3,350	*
Joel Kaplan (14)	3,333	1,100	*	2,233	*
Harold Krauss (14)	16,667	5,500	*	11,167	*
Stahl Family Rev. Living Trust (10) (14)	33,333	1,100	*	22,333	*
Charles Simpson (14)	6,667	2,200	*	4,467	*
Jeffrey Eiseman (14)	33,333	11,000	*	22,333	*
Robert & Rosalie Dettle Living Trst (11) (14)	33,333	11,000	*	22,333	*
Sidney Gold (14)	33,333	11,000	*	22,333	*
Hillock Revocable Trust (12) (14)	100,000	33,000	*	67,000	*
Larry Kellner (14)	33,333	11,000	*	22,333	*
Barbara Stubblefield (14)	33,333	11,000	*	22,333	*
Stephen Gill (14)	33,333	11,000	*	22,333	*
Nobis Capital Advisors Inc. (13) (15)	2,698,333	890,450	5.40%	1,807,883	3.70%
Nicolette Mayer (16)	650,000	214,500	*	435,500	*
Timothy Betts (15)	333,333	110,000	*	223,333	*
Stephen Fleming (15)	333,333	110,000	*	223,333	*
Christopher Snell (16)	450,000	148,500	*	301,500	*

* Less than one percent.

 (1)      The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholders has sole or shared voting power or investment power and also any shares, which the selling stockholders has the right to acquire within 60 days. The Total Shares Registered Pursuant to this Offering reflects shares outstanding based on 50,000,000 shares of common stock outstanding and assumes the full conversion of all outstanding 5% Notes, which are automatically convertible on the effective date of this prospectus into 1,666,667 shares of common stock.

(2)       Assumes that all securities registered will be sold.

(3)       Jeff McKellips has voting and dispositive power over the shares held by the McKellips Family Trust.

(4)       Lawrence R. Klar, Jr has voting and dispositive power over the shares held by The Klar Family Trust

(5)       Fred Elg has voting and dispositive power over the shares held by Elg Family Trust

(6)       Phil Mitchell has voting and dispositive power over the shares held by Phil & Colette Mitchell Rev. Trust

(7)       John Muhich has voting and dispositive power over the shares held by JM Assets

(8)       Jose Luiz Mendez has voting and dispositive power over the shares held by Pacifico Painting, Inc.

(9)       John R. Russell has voting and dispositive power over the shares held by Russell Family Trust.

(10)     Frederick R. Stahl has voting and dispositive power over the shares held by Stahl Family Rev. Living Trust.

(11)     Robert E. Dettle has voting and dispositive power over the shares held by Robert & Rosalie Dettle Living Trst

(12)     Robert Hillock has voting and dispositive power over the shares held by Hillock Revocable Trust

(13)     Tim M. Betts  has voting and dispositive power over the shares held by Nobis Capital Advisors Inc.

(14)     Acquired shares of common stock in the 2011 Note Offering as described below.

(15)     In January 2011, Timothy Betts, Nobis Capital Advisors and Stephen Fleming acquired 333,333 shares of common stock, 2,698,333 shares of common stock and 333,333 shares of common stock, respectively, at $0.00003 per share.  In addition, Nobis Capital Advisors invested $9,500 in the Note Offering and, upon conversion, will receive 31,667 shares of common stock______________________

(16)     Nicolette Mayer and Christopher Snell were issued shares of common stock upon closing of the  SKM Exchange.

Issuance of Shares of Common Stock to Selling Stockholders

The following issuances were made by SKM Media Corp. (f/k/a Piper Acquisition IV, Inc.), a Nevada corporation, the legal entity to which this prospectus relates, and does not reflect the issuances found in the Consolidated Statements of Stockholders’ Equity on page F-5 which relates to SKM Media Group, Inc., a Florida corporation, the accounting successor.

In January 2011, Timothy Betts, Nobis Capital Advisors and Stephen Fleming acquired 333,333 shares of common stock, 2,698,333 shares of common stock and 333,333 shares of common stock, respectively, at $0.00003 per share.  A portion these shares are being registered in this offering.  We  issued founders shares to four parties.

From January 2011 through August 2011, we issued 5% Convertible Notes in the aggregate principal amount of $500,000 to 43 accredited investors.  The 5% Notes carry 5% interest and the principal and interest is due and payable two years from the date of issuance.  The 5% Notes are convertible into shares of common stock at a price of $0.30 per share and will automatically convert upon this prospectus being declared effective.  550,000 shares of common stock that are issuable upon conversion of the 5% Notes are being registered in this offering (the “2011 Note Offering”)

On September 27, 2011, we entered into a Share Exchange Agreement with six shareholders of SKM Media Group, each of which are accredited investors (“SKM Media Group Shareholders”), pursuant to which we acquired 100% of the outstanding securities of SKM Media Group in exchange for 45,000,000 shares of our common stock (the “SKM Exchange”).  The SKM Exchange closed on September 27, 2011, which closing was effective on December 31, 2010.  We are registering 363,000 shares of common stock issued in the SKM Exchange of which 214,500 shares of common stock are held by Nicolette Mayer and 148,500 shares of common stock are held by Christopher Snell who are not affiliates of our company.

The issuance of the foregoing securities in each of the transactions described above was made in reliance upon the exemption from the registration provisions of the Securities Act set forth in Section 4(2) thereof as a transaction by an issuer not involving any public offering and/or Rule 506 under Regulation D as promulgated under the Securities Act. The respective transaction documents contain representations to support our reasonable belief that each investor is an “accredited investor” as defined in Rule 501 under the Securities Act, and that such investor is acquiring such securities for investment and not with a view to the distribution thereof. At the time of their issuance, the securities described above were deemed to be restricted securities for purposes of the Securities Act and such securities (and shares issued upon exercise of the unregistered warrants will) bear legends to that effect.

PLAN OF DISTRIBUTION

The selling shareholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions or by gift. These sales may be made at fixed or negotiated prices. The selling shareholders cannot predict the extent to which a market will develop or, if a market develops, what the price of our common stock will be. If a public market develops for the common stock, the selling shareholders may sell their shares of common stock in the public market based on the market price at the time of sale or at negotiated prices. Subject to the foregoing, the selling shareholders may use any one or more of the following methods when selling or otherwise transferring shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which a broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	sales to a broker-dealer as principal and the resale by the broker-dealer of the shares for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions, including gifts;

•	covering short sales made after the date of this prospectus;

•	pursuant to an arrangement or agreement with a broker-dealer to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method of sale permitted pursuant to applicable law.

The selling shareholders may also sell shares pursuant to Rule 144 or Rule 144A under the Securities Act, if available, rather than pursuant to this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other brokers dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. None of the other selling shareholders are affiliates of broker-dealers.

A selling shareholder may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if the selling shareholder defaults in the performance of the secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.

In connection with the sale of our common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of our common stock in the course of hedging the positions they assume. The selling shareholders may, after the date of this prospectus, also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge their common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus. In the event of a transfer by a selling shareholder other than a transfer pursuant to this prospectus or Rule 144 of the SEC, we may be required to amend or supplement this prospectus in order to name the transferee as a selling shareholder.

The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling shareholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

Because the selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. Federal securities laws, including Regulation M, may restrict the timing of purchases and sales of our common stock by the selling shareholders and any other persons who are involved in the distribution of the shares of common stock pursuant to this prospectus.

We may be required to amend or supplement this prospectus in the event that (a) a selling shareholder transfers securities under conditions which require the purchaser or transferee to be named in the prospectus as a selling shareholder, in which case we will be required to amend or supplement this prospectus to name the selling shareholder, or (b) any one or more selling shareholders sells stock to an underwriter, in which case we will be required to amend or supplement this prospectus to name the underwriter and the method of sale.

We are required to pay all fees and expenses incident to the registration of the shares.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market for Securities

There is presently no public market for our common stock and there has never been a market for our common stock. We anticipate applying for quotation of our common stock on the OTC Bulletin Board upon the effectiveness of the registration statement of which this prospectus forms a part. However, we cannot assure you that our shares will be quoted on the OTC Bulletin Board or, if quoted, that a public market will materialize.

A market maker sponsoring a company's securities is required to obtain a quotation of the securities on any of the public trading markets, including the OTC Bulletin Board. If we are unable to obtain a market maker for our securities, we will be unable to develop a trading market for our common stock. We may be unable to locate a market maker that will agree to sponsor our securities. Even if we do locate a market maker, there is no assurance that our securities will be able to meet the requirements for a quotation or that the securities will be accepted for quotation on the OTC Bulletin Board.

We intend to apply for quotation of the securities on the OTC Bulletin Board, but there can be no assurance that we will be able to obtain this listing. The OTC Bulletin Board securities are not quoted and traded on the floor of an organized national or regional stock exchange. Instead, OTC Bulletin Board securities transactions are conducted through a telephone and computer network connecting dealers in stocks. OTC Bulletin Board stocks are traditionally smaller companies that do not meet the financial and other listing requirements of a regional or national stock exchange.

As of December 21, 2011, we had 48,333,333 shares of common stock issued and outstanding and approximately eight stockholders of record of our common stock as well as 1,666,667 shares of common stock issuable upon conversion of 5% Convertible Notes held by approximately 43 accredited investors, which will automatically convert upon the effective date of this prospectus.

Dividend Policy

The payment by us of dividends, if any, in the future rests within the discretion of our Board of Directors and will depend, among other things, upon our earnings, capital requirements and financial condition, as well as other relevant factors.  We have not paid any dividends since our inception and we do not intend to pay any cash dividends in the foreseeable future, but intend to retain all earnings, if any, for use in our business.

Equity Compensation Plan Information

 As of September 30, 2011, we have not adopted an equity compensation plan under which our common stock is authorized for issuance.

SHARES AVAILABLE FOR FUTURE SALE

As of December 21, 2011, we had 48,333,333  shares of common stock outstanding as well as 1,666,667 shares of common stock issuable upon conversion of 5% Convertible Notes held by approximately 43 accredited investors, which will automatically convert upon the effective date of this prospectus.  The 2,013,000 shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act.

The outstanding shares of our common stock not included in this prospectus will be available for sale in the public market as follows:

Public Float

Of our outstanding shares, 43,900,000 shares are beneficially owned by executive officers, directors and affiliates.  The 2,013,000 shares, upon registration, will constitute our public float.

Rule 144

In general, under Rule 144, as currently in effect, a person, other than an affiliate, who has beneficially owned securities for at least six months, including the holding period of prior owners is entitled to sell his or her shares without any volume limitations; an affiliate, however, can sell such number of shares within any three-month period as does not exceed the greater of:

☐ 1% of the number of shares of common stock then outstanding, or

☐ the average weekly trading volume of common stock on the OTC Bulletin Board during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about an issuer.  In order to effect a Rule 144 sale of common stock, the transfer agent requires an opinion from legal counsel.  Further, the six month holding period is applicable only to issuers who have been subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934 for at least 90 days.  As of December 21, 2011, no shares of our common stock are available for sale under Rule 144.

Restrictions on the Use of Rule 144 by Former Shell Companies

Rule 144 is not available for the resale of securities issued by any issuer that is or has been at any time previously a shell company unless the following conditions have been met:

☐ the issuer of the securities that was formerly a shell company has ceased to be a shell company;

☐ the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

☐ the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

☐ at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As we are a former shell company, all shareholders will not be able to resell their securities utilizing Rule 144 until one year after the filing of the Form 10 information, which is October 14, 2012.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion highlights the principal factors that have affected our financial condition and results of operations as well as our liquidity and capital resources for the periods described.  This discussion should be read in conjunction with our audited Consolidated Financial Statements as of and for the two years ended December 31, 2010 and 2009 and the nine months ended September 30, 2011. This discussion contains forward-looking statements.

The operating results for the periods presented were not significantly affected by inflation.

Overview

Our mission is to help businesses acquire, maintain and retain customers via our marketing services. We offer a comprehensive suite of marketing solutions, including data services, direct mail, email, social media, search engine marketing and display advertising.  We specialize in the following verticals:  insurance, banking, brokerage, franchise, retail, restaurant, travel and consumer markets.  We deliver these solutions through a combination of our proprietary marketing platform and our direct sales force of marketing consultants, and select third-party agencies and resellers.

We use our marketing platform to create advertising campaigns to target potential customers in their geographic area, optimize those campaigns with targeted data lists and strong advertising pieces and then track results.  Through a single advertising budget, we enable our clients to reach local customers across all the major markets throughout the United States.  In 2010, we expanded our marketing platform to include direct mail fulfillment.

We generate revenue by providing marketing and advertising solutions for our clients through direct sales and our online marketing platform.  We sell our marketing products based on a consultative approach to discover customer needs and build pricing and packages which provide a positive return on their investment.  While we do not commit to a specific set of results, we work with our clients to meet their marketing objectives.    Clients primarily pay us for leads that they can convert into customers.  Typically, leads are routed through a call center or other offline customer acquisition process.  Online leads are usually generated as clicks from websites or email.  In brief, SKM helps clients communicate their message to potential new customers by delivering compelling offers through the use of proprietary products, media channels and distribution platforms.

We differentiate ourselves by utilizing our marketing platform to attract large multi-location organizations. These organizations have seen dramatic cuts to their marketing departments over the last few years forcing them to work more with less.  We help centralize and streamline marketing initiatives for these large decentralized organizations allowing them, in many cases for the first time in years, to stop playing defense and become offensive in the management and implementation of their marketing efforts.  In essence, we allow independent field offices, franchise owners, sales agents to have access to easy to utilize fortune 500 type marketing services at their disposal 24/7.

We first offered our products and services solely through third-party agencies and resellers that, in turn, offered them to their end advertiser clients.  In 2009, we began to allocate resources to focus on sales to national or regional businesses with multiple locations, such as insurance companies, financial institutions, and franchisors.  In 2010, we made the strategic decision to invest in creating a direct sales force and began selling our products and services through our sales consultants.  Our ongoing investment in increasing the number of our sales consultants has been the principal engine for our growth, and it is a significant operating expense.  In March 2010, a large financial services company began utilizing our marketing platform for customer acquisition.

We were formed in December 2008 by a team of industry specialists with expertise in successfully launching start-up businesses, as well as utilizing direct marketing and technology to create a high return on investment for clients.  We remained a development-stage company until the beginning of 2009.  Prior to 2009, we financed our operations and capital expenditures through self-funding and revenues.  Since 2009, we have financed our operations and expansion of our direct sales force through cash provided by operations.  Deferred revenue arising from prepayment by the majority of our clients and vendor trade financing are major components of our cash flow from operations.  We expect that cash flow from operations and existing cash balances will be sufficient to continue funding our expansion activities.  These activities include investments in developing new products and services for our clients and potential acquisitions.  In the event that our activities require additional capital resources than we currently contemplate, we may be required to seek additional equity or debt financing, and that financing may not be available on terms favorable to us or at all.  In addition, expansion in the number of sales consultants and rapid expansion of new products and services for our clients could require significant capital and entail non-capitalized expenses that could diminish our income from operations.

Business Model and Operating Metrics

Revenue increased 1,833% during 2010, as compared to 2009.  For the first nine months of 2011 our revenues grew 72%, as compared to the first nine months of 2010.  Growth in revenue is primarily driven by the timing and extent of our existing client’s marketing activity, growth in the quality of clients and quality of sales consultants and increases in sales productivity.

We believe the key factors that affect the productivity of our sales consultants are:

•
Sales Consultant Tenure. As sales consultants mature, they, on average, grow their advertiser base or sell additional products to existing advertisers, resulting in greater revenue productivity.  In particular, sales consultants with more than 12 months of employment are more productive than those with less than 12 months experience.  As more and more sales consultants mature and become a higher percent of total sales consultants, and as existing new sales consultants mature, we expect overall sales productivity to increase.

•
Number of Products.  We believe that expanding our comprehensive suite of marketing products and services will allow us to generate more revenue from each client relationship.  Prior to 2010, we primarily offered data and email services.  Since then, we have become experts at direct mail and have improved our abilities in the data technologies and email services.

•
Sales Consultant Capacity.  We continually endeavor to enhance the productivity of our sales consultants. Our business model therefore contemplates additional investments in technology and support personnel to assist our sales consultants in managing and maintaining existing clients in order to increase their capacity to acquire new clients. For example, we have invested in expanding our existing customer support team to include campaign management personnel, who have assumed many of the day-to-day campaign management obligations of our sales consultants.

•
Client Tenure . One of the most time-consuming activities for our sales consultants is the process of prospecting, arranging a time for meaningful communication and obtaining the first order for our products and services from a new client.  A key factor in sales consultant productivity is therefore the success of our efforts to continue to sell our products and services to existing clients, which requires significantly less of a sales consultant’s time.  We believe that a measure of the success of these efforts is the percentage of our revenue generated by sales to clients with different tenures.

We regularly review a number of other financial and operating metrics to evaluate our business, determine the allocation of resources and make decisions regarding business strategies. The following table shows certain key operating metrics for the two years ended December 31, 2010 and 2009.
	December 31,
	2010	2009
Number of Sales Consultants (at period end):
Sales Consultants - > 12 months	4	0
Sales Consultants - < 12 months	6	8
Total	10	8
Sales Consultants Expense	$500,779	$36,044

Critical Accounting Policies and Estimates

The preparation of our financial statements in conformity with U.S. generally accepted accounting principles, or GAAP, requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses. We continually evaluate our estimates, judgments and assumptions based on available information and experience. Because the use of estimates is inherent in the financial reporting process, actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue when all the following criteria have been met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectability is reasonably assured.  Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded.  The Company defers any revenue, and associated operating expenses (please refer to Advance to Supplier policy disclosure below) for which the product has not been delivered or is subject to refund until such time that the product has been delivered or no refund will be required.  At September 30, 2011, and December 31, 2010, the Company had $1,097,789 and $859,437, respectively, of deferred revenue.

Income Taxes

We provide for income taxes using the asset and liability method.  This approach recognizes the amount of federal, state, and local taxes payable or refundable for the current year, as well as deferred tax assets and liabilities for the future tax consequence of events recognized in the consolidated financial statements and income tax returns.  Deferred income tax assets and liabilities are adjusted to recognize the effects of changes in tax laws or enacted tax rates.  A valuation allowance is required when it is more likely than not that some portion of the deferred tax assets will not be realized.  Realization is dependent on generating sufficient future taxable income.  We evaluate our tax positions and establish assets and liabilities in accordance with the applicable accounting guidance on uncertainty in income taxes.  We review these tax uncertainties in light of changing facts and circumstances, such as the progress of tax audits, and adjust them accordingly.

The Company’s income before income taxes totaled $258,343 and $5,837 for the years ended December 31, 2010 and 2009, respectively.  During each of these taxable years, the Company had elected to be treated as an S-Corporation for federal income tax purposes and all of this income passed through to the then-shareholders of the Company, and the Company, therefore, had no corporate tax obligation to record. The Company had no deferred tax assets or liabilities as of December 31, 2010 or 2009.  Had the acquisition by Piper occurred on January 1, 2009, the Company’s pro-forma income tax expense would have been $90,420 and $2,043 for the years ended December 31, 2010 and 2009, respectively.

The Company’s income (loss) before income taxes totaled $(230,299) and $(125,003) for the three months ended September 30, 2011 and 2010, respectively, and $(402,940) and $38,637 for the nine months ended September 30, 2011 and 2010, respectively.  During all or part of each of these taxable periods, the Company had elected to be treated as an S-Corporation for federal income tax purposes and all of this income passed through to the then-shareholders of the Company, and the Company, therefore, had no corporate tax obligation to record. The Company had no deferred tax assets or liabilities as of September 30, 2011.  Had the acquisition by Piper occurred on January 1, 2010, the Company’s pro-forma income tax expense (benefit) would have been $(80,605) and $(43,751) for the three months ended September 30, 2011 and 2010, respectively, and $(141,029) and $13,523 for the nine months ended September 30, 2011 and 2010, respectively.

Results of Operations

Comparison of the Years Ended December 31, 2010 and 2009

	For the Years Ended December 31,
	2010	2009	% Change

Revenue	$6,040,781	$312,463	1833%

Operating Expenses
Direct Mail	4,151,313	-	-
Salaries, Commissions and Benefits	990,828	74,399	1441%
Data Services	294,379	146,063	102%
Professional Fees	54,056	27,500	97%
Other Operating Expenses	291,863	58,664	469%

Total Operating Expenses	5,782,438	306,627	1786%

Income Before Income Taxes	$258,343	$5,837	4326%

Revenue

We derive our revenue principally from the sale of advertising through our online marketing platform.  Revenue includes the sale of direct mail services, data lists, email marketing, and social media services.

We sell our products and services directly through our sales consultants, who are focused on serving multi-location organizations through a consultative process targeting financial, consumer, automotive and travel verticals.  The sales cycle for sales to clients ranges from one day transactional sales to over six months for a platform sale and integration.  Marketing platform sales generally require several months.  As such, our revenue from these type sales may not be linear as these type contracts tend to be larger and less predictable.

We typically enter into multi-month agreements for the delivery of direct mail and email campaigns.  Under our agreements, our clients prepay all costs in advance, which includes media services, data, postage, printing, or transmission costs along with any ancillary costs and fees.  During the year ended December 31, 2010, two customers accounted for approximately 62% of our total revenue.  As such, the timing and amounts of a significant portion of our revenue varied with the marketing activity of these two clients and resulted in a disproportionate portion of our total revenues (approximately 58% of our total annual revenue) for the year being earned in the fourth quarter.  We expect our revenue to continue to vary based on the marketing programs of these primary customers until we are able to more fully develop our customer base.

We commenced a direct mail product offering in 2010.  This offering contributed significantly to our increase in revenue between the two periods. Our direct mail revenue in 2010 totaled $5,711,994, thereby accounting for 99.7% of the increase in revenue between the two periods.

Operating Expenses

We intend to continue to increase our operating scale by growing our sales force, product offerings and the infrastructure to support them.  In managing our business for increased scale, we expect each category of operating expenses to increase.  We are not a mature business where operating expense expansion can be tied to current revenue and revenue growth with a goal of meeting a particular immediate operating income target.  Rather, we are intentionally incurring expenses to support our long-term growth plans, acknowledging that these investments may put pressure on near term periodic operating results and increase our operating expenses as a percentage of revenue.

The increase in our operating expenses is directly attributable to the implementation of our direct mail activities in 2010, as discussed in more detail below.

Direct Mail

Our direct mail costs increased proportionately with our revenue due to the implementation of this new product offering during 2010.

       Salaries, Commissions and Benefits

Our salaries, commissions and benefit costs increased proportionately with our total revenue due to our increase in staffing to executed upon our business plan and tying a significant component of our sales consultants’ compensation to their actual operating performance.   Of the $916,429 total increase, our salaried personnel expense increased $425,330 and commissions increased $464,735.  The balance of the change between the two periods was due to increases in employee benefits and payroll taxes.  Included in our 2010 expense was approximately $29,000 of cost associated with developing our technology platform.

Data Services

Data services cost increased primarily due to initial costs in establishing our own databases to minimize our external costs as we grow this aspect of our business.  Included in our 2010 expense was approximately $13,000 of cost associated with developing our technology platform that are included as a component of our Data Services expenses.

Professional Fees

Our professional fees increased primarily due to higher legal expenses associated with increased corporate governance, contract review and business development costs.

Other Operating Expenses

Other operating expenses increased as a direct result of our increased contracting activity and number of personnel utilizing such items.  The increase of $233,199 between the two periods was due primarily to increases in credit card processing fees ($48,474), computer and office supplies ($47,016), telephone ($33,480), bad debt expense ($29,600) rent ($23,881) and advertising and promotion ($22,530).

Comparison of the Three and Nine Months Ended September 30, 2011 and 2010
	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010

Revenue	$1,179,116	$1,057,962	$4,363,273	$2,534,255

Operating Expenses
Direct Mail	978,732	948,314	3,186,977	1,701,944
Salaries, Commissions and Benefits	230,218	141,284	674,382	463,145
Data Services	62,447	28,719	226,835	144,287
Professional Fees	511	425	329,948	9,222
Other Operating Expenses	126,635	64,164	328,795	176,920
Total Operating Expenses	1,398,543	1,182,906	4,746,937	2,495,518
Interest Expense	10,872	59	19,276	100
Income (Loss) Before Income Taxes	(230,299)	(125,003)	(402,940)	38,637

Revenue

Our revenue increased 11.5% and 72.2% during the three and nine month periods ended September 30, 2011, as compared to the comparable periods of 2010.  These increases were due to maturation of our sales consultants and having fully implemented our direct mail services during all of 2011, as compared to only having begun our offering in early 2010.  During the three and nine months ended September 30, 2011, our direct mail revenues totaled $1,093,589 and $3,977,675, respectively, as compared to $897,355 and  $2,059,610 for the three and nine months ended September 30, 2010.  Although we experienced period over period growth throughout the entire comparable nine month period, our variance in the first six months of 2011, as compared to 2010, was greater than that realized during the three months ended September 30, 2011.  As noted above, given our reliance on relatively few customers, the timing and amounts of a significant portion of our revenue vary with the marketing activity of these clients.  We expect our revenue to continue to vary based on the marketing programs of these primary customers until we are able to more fully develop our customer base.

Operating Expenses

The increase in our operating expenses is directly attributable to the significantly increased scale of our operations, again primarily relating to our implementation of our direct mail activities in 2010, as discussed in more detail below.

Direct Mail

Our Direct Mail costs during the three and nine months ended September 30, 2011, increased consistently with our direct mail revenue due to the implementation of this new product offering during 2010.  However, our revenue recognition ability is not soley incumbent on the provision of services provided by third party vendors and, therefore, there may occur instances whereby our expense recognition must occur prior to the completion of our earnings process (i.e., we have additional contractual requirements to perform before we can recognize the associated revenue).

Salaries, Commissions and Benefits

  Our salaries, commissions and benefit costs increased proportionately with our total revenue due to our increase in staffing to executed upon our business plan and tying a significant component of our sales consultants’ compensation to their actual operating performance.   Of the $88,934 total increase for the three months ended September 30, 2011, as compared to 2010, our salaried personnel expense increased $79,943, which was partially offset by a reduction of commission expense of $5,943.  The balance of the change between the two periods was due to increases in employee benefits and payroll taxes.  Of the $211,237 total increase for the nine months ended September 30, 2011, as compared to 2010, our salaried personnel expense increased $250,292, which was partially offset by a reduction of commission expense of $86,308.  The balance of the change between the two periods was due to increases in employee benefits and payroll taxes.  Our commission expense declined during both comparable periods, although revenues increased, as we adjusted our mix of personnel on salary versus commission based programs. During the three and nine months ended September 30, 2011, we incurred approximately $12,000 and $36,000, respectively, and during the three and nine months ended September 30, 2010, we incurred approximately $12,000 and $18,000, respectively, of salary expense associated with developing our technology platform.

Data Services

  Our Data Services costs increased proportionately with our revenue due our overall higher level of business activity. During the three and nine months ended September 30, 2011, we incurred approximately $8,000 and $34,000, respectively, and during the three and nine months ended September 30, 2010, we incurred approximately $5,000 and $11,000, respectively, of costs associated with developing our technology platform that are included as a component of our Data Services expenses.

Professional Fees

Professional fees during the three months ended September 30, 2011 we comparable to that incurred during the three months ended September 30, 2010.  During the nine months ended September 30, 2011, as compared to the same period of 2010, our professional fees increased primarily due to higher legal expenses associated with increased corporate governance, contract review and business development costs associated with our overall higher level of business activity and the costs incurred related to our reverse merger with Piper Acquisition IV, Inc.

Other Operating Expenses

Other operating expenses increased as a direct result of our increased contracting activity and number of personnel utilizing such items. The increase of $62,471 for the three months ended September 30, 2011, as compared to 2010, was due primarily to increases in bad debt expense ($23,015) and advertising and promotion ($14,570).  The increase of $151,875 for the three months ended September 30, 2011, as compared to 2010, was due primarily to increases in advertising and promotion ($54,527), credit card processing fees ($23,118), bad debt expense ($23,015) and rent ($11,119).

Interest Expense

Our interest expense increased during 2011, due to the impact of our issuing our convertible notes and securing our revolving line of credit.

Liquidity and Capital Resources

At September 30, 2011, we had cash and cash equivalents of $765,492 and a net working capital deficit of $886,651, as compared to a working capital deficit of $48,139 at December 31, 2010.

We generated $690,469 and $34,831 in cash from operating activities during the years ended December 31, 2010 and 2009, primarily due to our net income and increases in our deferred revenue in each period.  These amounts were partially offset by advance payments we made to suppliers and other working capital changes.  During the nine months ended September 30, 2011, we used $134,252 of cash in operations, primarily due to our net loss.  During the nine months ended September 30, 2010, we generated $552,119 in cash from operations as a result of our net income and increases in our deferred revenue, partially offset by other working capital changes.  We anticipate the ability to provide cash from operating activities during the next twelve months in amounts sufficient to meet our obligations as they come due.

We have not required, nor do we expect to incur, material amounts of capital expenditures and thus have not had significant amounts of cash used in investing activities to date.

       During the years ended December 31, 2010 and 2009, we used $266,833 and $17,800 of cash in financing activities, primarily for dividends.  During the nine months ended September 30, 2011, we generated $488,835 of cash in financing activities from the issuance of our convertible notes and borrowings under our revolving line of credit and employee notes, all of which were partially reduced by dividends paid during the period.  During the nine months ended September 30, 2010, we used $221,000 of cash in financing activities for dividends.

At September 30, 2011, we were in compliance with all of our debt covenants.

  Although we expect that cash flow from operations and existing cash balances will be sufficient to meet our current obligations as they come due and continue funding our expansion activities, these investments, including investments in developing new products and services for our clients, could require us to seek additional equity or debt financing, and that financing may not be available on terms favorable to us or at all.  In addition, expansion in the number of sales consultants and rapid expansion of new products and services for our clients could require significant capital and entail non-capitalized expenses that could diminish our income from operations.  Further, assuming a stable macroeconomic climate and continued favorable operating cash flow, we intend to continue to increase our investment in new sales consultants and in the development of new products.

Off-Balance Sheet Arrangements

At September 30, 2011, we did not have any off-balance sheet arrangements.

BUSINESS

We are a Nevada corporation formed on October 27, 2010 as Piper Acquisition IV, Inc.  We changed our name to “SKM Media Corp.” on August 25, 2011.   We are the sole shareholder of SKM Media Group Inc. (“SKM Media Group”, or, “SKM”), incorporated in the state of Florida on December 1, 2008.  SKM’s principal executive offices are located at 6001 Broken Sound Parkway NW, Suite 510, Boca Raton, Florida 33487 and its telephone number is (561) 404-1040. SKM’s website address is www.SKMMediaGroup.com .

SKM generates revenue by delivering measurable marketing results to clients. SKM provides direct mail, prospecting lists and online marketing services for Investment Firms, Insurance Firms, Automotive Groups, Banks, Mortgage Lenders, Mortgage Brokers, Franchises, and other businesses that have multiple sales reps or branches that utilize our services.

Our Turn-Key Direct Mail Campaigns include data, design, print, packaging; postage and our toll free call tracking system that enables our clients to track their campaign's success in real time. They know who's calling, when they're calling, where they're calling from, and how long they spoke with one of their sales agents within moments after they hang up the phone. Additionally we use personalized data for every campaign i.e. – Name, financial calculations, payments, lender name, dates, numbers, automobile year, make, model - everything is personalized.

Our services have also included providing data, email marketing, social media marketing and management, internet lead generation, and consultation. For the nine months ended September 30, 2011, 91.2% of our revenue was generated through direct mail campaigns.  For the years ended December 31, 2010 and 2009, the revenue generated by our direct mail campaign represented 80% and 12%, respectively, of our revenue.  Online leads are usually generated as clicks from websites or email.  Our goal is to engage Internet visitors with targeted media and to connect our marketing clients with their potential clients on line.  We focus on serving clients in large, information-intensive industry verticals where relevant, targeted media and offerings help visitors make informed choices, find the products that match their needs, and thus become qualified customer prospects for our clients.  We serve approximately 700 clients.

We are a marketing platform for multi-location organizations.  We deliver cost-effective marketing results to clients with predictably and scalability.  Our historical approach suggests that our clients have converted these respondents into a customer or sale at a rate that results in an acceptable marketing cost to them. SKM is pre-paid by most clients as defined in client agreements.  However, in a small number of circumstances, we will also enter into arrangements whereby we receive pay-per-click compensation, which represents less than 3% of our revenue.

SKM owns or accesses targeted databases and utilizes proprietary technology to create local, regional and national marketing campaigns on demand clients with the ability to acquire new customers. We run advertisements or other forms of marketing messages and programs through multiple channels (i.e. Email, Direct Mail, Social Media and SMS) to create responders for client offerings.  We optimize client matches and media yield such that we achieve desired results for clients and a sound financial outcome for SKM.

SKM differentiates itself by utilizing the SKM platform to focus on servicing large multi-location organizations.  As a result of their prolonged economic downturn, these organizations have seen dramatic cuts to their marketing departments over the last few years forcing them to work more with less. SKM helps centralize and streamline marketing initiatives for these large decentralized organizations allowing them, in many cases for the first time in years, to stop playing defense and become offensive in the management and implementation of their marketing efforts.  Through our lead generation, we allow our clients to access potential customers located in our database.  The client will be able to search our database using select criteria which in turn provides qualified leads and the ability to implement a marketing plan.  SKM believes we provide our services with lower client acquisition costs, increase the overall spend of client initiatives, creating more loyal and profitable clients for SKM.

We deliver cost-effective marketing results to our clients, which are generally focused on direct mail services.  Our services are predictable and scalable, most typically in the form of a qualified lead or click. These leads or clicks can then convert into a customer or sale for the client at a rate that results in an acceptable marketing cost to them.  Typically, leads are routed through a call center or other offline acquisition process.  Online leads are usually generated as clicks from websites.  Our marketing services include but are not limited to:

•	deploying millions of direct mail pieces each month,
•	e-mail marketing,
•	renting telemarketing lists,
•	lead generation,
•	messaging services,
•	creative design,
•	social media marketing, and
•	consulting services.

In brief, SKM helps clients communicate their message to potential new customers by delivering compelling offers through the use of proprietary products, media channels and distribution platforms.

SKM’s core services include owning response oriented databases that expose products and services to consumers and businesses in local, regional and national markets. SKM supplies marketing services for most industries and verticals and specializes in Data Aggregation and Fulfillment for:

•	sub-prime markets,
•	insurance,

•	banking,
•	automotive,
•	retail and
•	multi-office location businesses

We also provide the infrastructure for advertising and marketing agencies.  SKM designs and develops custom marketing platforms for multi-location operations allowing their local offices to access a full suite of turn-key marketing services simply and easily. The SKM marketing platform is used by some of the largest corporations to help gain market share, retain existing clients and streamline marketing operations. For Franchises, SKM not only generates new and existing customers, but also recruits new franchisees and helps retain existing franchisees.

Market

With the reduction of marketing budgets and departments as a result of the prolonged economic downturn, we believe our marketing services and tools supporting our clients with a focus on the multi-location office model are positioned to fill this marketing void.  We believe SKM’s clients are shifting more of their marketing budgets from traditional media channels such as television, radio and newspapers to the Internet and low cost local and regional advertising or direct mail advertising due to increasing usage of the Internet by their potential customers. We believe direct marketing is the most applicable and relevant marketing segment to us because it is targeted and measurable.  We believe the Internet and direct mail is an effective direct marketing medium due to its targeting and measurability characteristics.  In addition, as traditional media categories such as television and radio shift from analog to digital formats, they can become channels for the targeted and measurable marketing techniques and capabilities we have developed for the Internet, thus expanding our addressable market opportunity.

As traditional media categories such as television and radio shift from analog to digital formats, they then become channels for the targeted and measurable marketing techniques and capabilities we have developed for the Internet, thus expanding addressable market opportunity. Future market potential may also come from international markets.

SKM is actively servicing the above mentioned markets and with expansion of our proprietary platform, SKM hopes to further penetrate these markets.

Business Model and Operating Metrics

Revenue increased 1,833% during 2010, as compared to 2009.  For the first nine months of 2011 our revenues grew 72.2%, as compared to our first six nine of 2010.  Growth in revenue is primarily driven by the growth in the quality of clients and quality of sales consultants and increases in sales productivity.

We believe the key factors that affect the productivity of our sales consultants are:

•
Sales Consultant Tenure. As sales consultants mature, they, on average, grow their advertiser base or sell additional products to existing advertisers, resulting in greater revenue productivity.  In particular, sales consultants with more than 12 months of employment are more productive than those with less than 12 months experience.  As more and more sales consultants mature and become a higher percent of total sales consultants, and as existing new sales consultants mature, we expect overall sales productivity to increase.

•
Number of Products.  We believe that expanding our comprehensive suite of marketing products and services will allow us to generate more revenue from each client relationship.  Prior to 2010, we primarily offered data and email services.  Since then, we have become experts at direct mail and have improved our abilities in the data technologies and email services.

•
Sales Consultant Capacity.  We continually endeavor to enhance the productivity of our sales consultants. Our business model therefore contemplates additional investments in technology and support personnel to assist our sales consultants in managing and maintaining existing clients in order to increase their capacity to acquire new clients. For example, we have invested in expanding our existing customer support team to include campaign management personnel, who have assumed many of the day-to-day campaign management obligations of our sales consultants.

•
Client Tenure . One of the most time-consuming activities for our sales consultants is the process of prospecting, arranging a time for meaningful communication and obtaining the first order for our products and services from a new client.  A key factor in sales consultant productivity is therefore the success of our efforts to continue to sell our products and services to existing clients, which requires significantly less of a sales consultant’s time.  We believe that a measure of the success of these efforts is the percentage of our revenue generated by sales to clients with different tenures.

We regularly review a number of other financial and operating metrics to evaluate our business, determine the allocation of resources and make decisions regarding business strategies. The following table shows certain key operating metrics for the two years ended December 31, 2010 and 2009.

	December 31,
	2010	2009
Number of Sales Consultants (at period end):
Sales Consultants - > 12 months	4	0
Sales Consultants - < 12 months	6	8
Total	10	8
Sales Consultants Expense	$500,779	$36,044

Our Strategy

SKM is positioned to provide advertising and marketing services and tools for multi-location organizations. The Platform blends old media with the power of new media to empower mid-size to the largest of marketing departments. SKM’s target customers includes franchises, chain stores, insurance groups, and financial services.

SKM’s strategy for pursuing this opportunity includes the following key components:

1.	Client Value: Generate sustainable revenues by providing measurable value to clients.

2.	Vertically Focused: Grow through depth, expertise and coverage in current industry verticals. Enter new verticals selectively over time, organically and through acquisitions.

3.	Develop Technology: Develop and evolve the best technologies and platform for managing vertical marketing that enhances media yield, improves client results and achieves scale efficiencies.

4.
Build Brand: SKM will use the strategic marketing endeavors such as speaking at industry trade shows, purchasing ad space in popular trade magazines, utilizing marketing products and services and utilizing sales executives for relationship development.

Clients

A substantial portion of our revenue is generated from a limited number of clients. At December 31, 2010, two customers accounted for more than 10% of our accounts receivable balance, representing together 64.2% of our outstanding accounts receivable at that date.  For the year ended December 31, 2010, two of our customers, each of whom accounted for more than 10% of our revenue, together accounted for approximately 62% of total revenue.  We enter into Internet marketing contracts with our clients, most of which are cancelable with little or no prior notice.  In addition, these contracts generally contain a $500 penalty provisions to be paid by the client for cancellation before the end of the contract term.  The contracts we enter with our clients are general in scope and require that our clients indemnify us for any loss and generally require payment prior to proceeding.

Sales and Marketing

We have an internal sales team that consists of employees focused on signing new clients and account managers who maintain and seek to increase our business with existing clients  Certain of our salespersons are compensated using a commission structure.  It is our policy to provide these salespersons with a monthly draw or compensation and to provide them with a commission on sales.  The commission will vary on the amount of revenue generated and is paid after operating expenses are deducted.  Our marketing programs include attendance at trade shows and conferences and limited advertising.

Intellectual Property

We rely on a combination of trade secret, trademark and copyright laws in the United States together with confidentiality agreements and technical measures to protect the confidentiality of our proprietary rights. We currently do not have issued patents. As such, we rely much more heavily on trade secret protection. To protect our trade secrets, we control access to our proprietary systems and technology and enter into confidentiality and invention assignment agreements with our employees and consultants and confidentiality agreements with other third parties. We also have registered and unregistered trademarks for the names of many of our websites and we own the domain registrations for our many website domains.

Our Technology

We have developed a core technology platform and a common set of applications for managing and optimizing measurable marketing programs across multiple client verticals at scale. The primary objectives and effects of our technologies are to achieve higher media yield, deliver better results for our clients, and more efficiently and effectively manage our scale and complexity. We believe our technology is superior to our competitors or other off the shelf marketing software as our technology provides access to multi-sourced databases and it utilizes a process for enrollment which is user-friendly and allows even the most computer-challenged users with ease of access.  We continuously strive to develop technologies that allow us to better match Internet visitors in our client verticals to the information, clients or product offerings they seek at scale. In so doing, our technologies can allow us to simultaneously improve visitor satisfaction, increase our media yield, and achieve higher rates of conversions of leads or clicks for our clients — a virtuous cycle of increased value for Internet visitors and our clients and competitive advantage for us.

Our proprietary technology, or Platform, offers a flexible solution which we believe fundamentally changing the economics of deploying single or multi-channel campaigns, while reducing the costs generally associated with application development. The Platform allows clients to perform local, regional, or national marketing campaigns faster, less expensively and with more flexibility, while using a minimum of corporate resources.

The Platform’s campaign management system (“CMS”) provides a broad set of tools such as integrated data management, real-time count system, data modeling, single or multi-channel campaign selection and full turn-key fulfillment. The CMS provides the power to segment a list, manage and select marketing creative, auto-insert tracking and deploy the marketing pieces. The CMS will manage an entire advertising campaign from list importing through coupon redemption.

We also deploy a comprehensive real-time tracking system, or Tracker, designed to monitor campaign activity on a single campaign, group of campaigns or the entire organization. The Tracker tracks number of responses, response times, transactions, cost per transaction, geo-response levels and return on investment. The Tracker tool is a customizable feedback system which allows users to data-mine historical campaign metrics.

The Platform has proven successful for multiple large clients by increasing revenue and profits, increased customer buy-in, simplified disbursement of corporate subsidies, simplified the ordering process and improved communication between corporate and their local offices, all while decreasing customer costs.

The Platform automates much of the advertising and marketing sales process allowing SKM to do more with less personnel. The Platform allows SKM to sell to many people from one web page on a one to one process without the cost of personnel associated in a traditional one to one sale.  This makes the Platform and our entire suite of marketing services highly scalable.

Competition

Our primary competition falls into two categories: advertising and direct marketing services agencies, and online marketing and media companies. We compete for business on the basis of a number of factors including return on marketing expenditures, price, access to targeted media, ability to deliver large volumes or precise types of customer prospects, and reliability.

Online and offline advertising and direct marketing services agencies control the majority of the large client marketing spending for which we primarily compete. So, while they are sometimes our competitors, agencies are also often our clients. We compete with agencies to attract marketing budget or spending from offline forms to the Internet or, once designated to be spent online, to be spent with us versus the agency or by the agency with others. When spending online, agencies spend with SKM and with portals, other websites and ad networks.

We compete with other Internet marketing and media companies, in many forms, for online marketing budgets. Most of these competitors compete with us in one vertical. Some of our competition also comes from agencies or clients spending directly with larger websites or portals, including Google, Yahoo!, MSN, and AOL.

Government Regulation

Advertising and promotional information presented to visitors on our websites and our other marketing activities are subject to federal and state consumer protection laws that regulate unfair and deceptive practices. There are a variety of state and federal restrictions on the marketing activities conducted by telephone, the mail or by email, or over the internet, including the Telemarketing Sales Rule, state telemarketing laws, federal and state privacy laws, the CAN-SPAM Act, and the Federal Trade Commission Act and its accompanying regulations and guidelines. In addition, some of our clients operate in regulated industries, particularly in our financial services vertical. While we believe our matching of prospective customers with our clients and the manner in which we are paid for these activities complies with these and other applicable regulations, these rules and regulations in many cases were not developed with online marketing in mind and their applicability is not always clear. The rules and regulations are complex and may be subject to different interpretations by courts or other governmental authorities. We might unintentionally violate such laws, such laws may be modified and new laws may be enacted in the future. Any such developments (or developments stemming from enactment or modification of other laws) or the failure to anticipate accurately the application or interpretation of these laws could create liability to us and result in adverse publicity.

Employees

As of September 30, 2011, we had 15 employees, which consisted of 2 employees in product development and engineering, 6 in sales and marketing, 5 in general and administration and 2 in operations. None of our employees are represented by a labor union.

Properties

We presently lease 2,481 square feet of office space located at 6001 Broken Sound Parkway NW, Suite 510, Boca Raton, Florida 33487 at a monthly rate of $4,174.91.  The lease is effective through May 31, 2012.  We believe our current facilities will be adequate for the near future.

Legal Proceedings

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business.  However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.  Except as set forth below, the Company is not currently aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse affect on its business, financial condition or operating results.

On September 8, 2011, Experian Information Solutions Inc. and Experian Marketing Solution Inc filed a complaint in United States District Court for the Southern District Court of Florida against SKM Media Group, Inc., our wholly owned subsidiary, claiming trademark infringement and unfair competition as a result of our alleged unauthorized possession and distribution of the plaintiff’s data.  The plaintiff is seeking an injunction and unspecified damages.  As estimate of the range of loss or possible loss cannot be made at this time.  SKM Media Group Inc. filed an answer on October 28, 2011 which denied all claims and provided affirmative defenses including failure to state a claim and that the marks are not subject to legal protection.  SKM Media Group Inc intends to vigorously defend this action.

MANAGEMENT

Executive Officers and Directors

Below are the names and certain information regarding SKM’s executive officers and directors.

Name	Age	Position
Steven Moreno	53	Chief Executive Officer, President and Director
Howard Minsky	42	Treasurer and Director
Todd Johnson	44	Director
John R. Lesnik	33	Secretary and Director
Joseph Walkowiak	64	Chief Financial Officer

Officers are elected annually by the Board of Directors (subject to the terms of any employment agreement), at its annual meeting, to hold such office until an officer’s successor has been duly appointed and qualified, unless an officer sooner dies, resigns or is removed by the Board.

Background of Executive Officers and Directors

Steven Moreno, Chief Executive Officer, President and Director

Mr. Moreno was appointed as Chief Executive Officer, President and a director of SKM Media Corp. on September 27, 2011.  Mr. Moreno formed SKM Media Group, our wholly owned subsidiary, in December 2008 and has served as the President of SKM Media Group since.  Prior to forming SKM Media Group, Mr. Moreno served as the President and founder from August 2005 to December 2008 for SKM Management Group (dba SKM Messaging), providing direct marketing services.  Mr. Moreno graduated from University of Connecticut with a Bachelor of Arts in History and a minor in Marketing.  As a founder, of SKM Media Group, Inc., Mr. Moreno has unparalleled knowledge of the Company’s history, strategies, technologies and culture.  Mr. Moreno has been a key component in developing our business prior to our acquisition.

Howard Minsky, Treasurer and Director

Mr. Minsky was appointed as Treasurer and a director of SKM Media Corp. on September 27, 2011.  Mr. Minsky formed SKM Media Group, our wholly owned subsidiary, in December 2008 and has served as the Chief Operating Officer of SKM Media Group since.  Prior to founding SKM Media Group, Mr. Minsky served as the President and founder of Spot Behavior from April 2007 to November 2008 where he provided digital advertising services. From 2004 through April 2007, Mr. Minsky served as President and various other positions with Demand X, a web development company for video services. Mr. Minsky received a Bachelor of Science in Finance from Rider College.  As a founder, of SKM Media Group, Inc., Mr. Minsky has unparalleled knowledge of the Company’s history, strategies, technologies and culture.  Mr. Minsky has been a key component in developing our business prior to our acquisition.

Todd Johnson, Director

Mr. Johnson was appointed as a director of SKM Media Corp. on September 27, 2011.  Mr. Johnson has held several roles with SKM Media Group, our wholly owned subsidiary.  From April 2010 to the present he has served as the Chief Marketing Officer.  From December 2008 to April 2010, Mr. Johnson services as the Vice President of Business Development.  Prior to joining SKM Media Group, Mr. Johnson served as the Director of Lead Generation for Data Warehouse, Inc. from November 2005 to February 2008.  Mr. Johnson holds a Bachelor's degree in finance from Quinnipiac University in Hamden, Connecticut where he is a member of the athletic hall of fame for Ice hockey where he holds several scoring records.  As a founder, of SKM Media Group, Inc., Mr. Johnson has unparalleled knowledge of the Company’s history, strategies, technologies and culture.  Mr. Johnson has been a key component in developing our business prior to our acquisition.

John Lesnik, Secretary and Director

Mr. Lesnik was appointed as Secretary and a director of SKM Media Corp. on September 27, 2011.  Mr. Lesnik joined SKM Media Group, our wholly owned subsidiary, in September 2009 where he was appointed as the Executive Vice President of Business Development.  Prior to joining SKM, Mr. Lesnik served as Vice President for Direct Marketing Associates Services from August 2008 to May 2009 and as Vice President of Business Development for Direct Marketing Associates from January 2006 to August 2008.  As he has served with SKM since 2009 and has over five years in the direct marketing industry, Mr. Lesnik has unparalleled knowledge of the Company’s industry, strategies, technologies and culture.  Mr. Lesnik has been a key component in developing our business prior to our acquisition.

Joseph Walkowiak, Chief Financial Officer

Mr. Walkowiak was appointed as Chief Financial Officer of SKM Media Corp. on September 27, 2011.  Since 1992, Mr. Walkowiak has served as the owner and principal of JIS Tax and Accounting Inc., a tax and accounting consulting firm.  From 1978 through 2002, Mr.  Walkowiak served as Controller and Chief Financial Officer for three major auto dealerships in South Florida.  Mr.  Walkowiak hold a BS Accounting from Long Island University in 1972. .  Mr. Walkowiak  has over 25  years of public accounting experience with various industries, which includes the marketing and advertising industries.  He specialized in accounting system setup and implementation, financial statement reporting and tax compliance.
Our directors are elected for a term of one year and until their successors are elected and qualified.

Promoters

Timothy Betts, Nobis Capital Advisors, Inc. (“Nobis”), Thomas Rubin and Stephen M. Fleming are considered promoters of the Company.  Mr. Betts is the sole shareholder of Nobis.  Mr. Rubin is no longer a shareholder of the Company.  Mr. Fleming has been engaged to provide securities counsel to the Company and owns 333,333 shares of common stock representing less than 1% of the issued and outstanding shares.  Mr. Betts owns an aggregate of 3,031,666 shares of common stock representing his direct ownership and indirect ownership interest through Nobis.  As a result, Mr. Betts owns approximately 6% of the issued and outstanding shares of our company.

Employment Agreements

On September 27, 2011, we entered into a verbal arrangement with each of Steven Moreno, Howard Minsky and Todd Johnson whereby we have agreed to provide a salary of $150,000 per year, health benefits and two weeks of vacation. We entered into a verbal agreement providing John Lesnik with a salary of $85,000 per year, health benefits and two weeks of vacation. We are presently negotiating definitive employment agreements with each of the executives. We cannot provide any guarantee that we will successfully enter such agreements with the executives.

Family Relationships

There are no family relationships between any of our directors, executive officers and proposed directors or executive officers.

Involvement in Certain Legal Proceedings

None of our directors, executive officers, promoters or control persons has been involved in any of the following events during the past ten years:

1.	any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding, excluding traffic violations and other minor offences;

3.
being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities, including the following activities:

i.
Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii.	Engaging in any type of business practice; or

iii.	Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

4.
being found by a court of competent jurisdiction in a civil action, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

5.
the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

i.	Any Federal or State securities or commodities law or regulation; or

ii.
Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

iii.	Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

6.
the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Director Independence

We currently do not have any independent directors.  Our board, in the future, intends to appoint independent directors within the meaning of applicable Nasdaq Listing Rules and the rules promulgated by the SEC.

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee.  However, our new management plans to form an audit, compensation and nominating committee in the near future.  The audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls.  We intend that the audit committee will be comprised solely of independent directors and will have an audit committee financial expert as required by the rules and regulations of the SEC.

The compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers.

The nominating committee will be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors.  The nominating committee will also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures.  Until these committees are established, these decisions will continue to be made by our board of directors.  Although our board of directors has not yet established any minimum qualifications for director candidates, when considering potential director candidates, our board of directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our board of directors.

We do not have a charter governing the nominating process.  The members of our board of directors, who perform the functions of a nominating committee, are not independent because they are also our officers.  There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors.  Our board of directors does not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level

Code of Ethics

Our code of ethics to apply to our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following are related party transaction between our company and a related party that exceeds 1% of the average of our total assets for the following two fiscal years, which is approximately $5,600:

During the year commencing January 1, 2011 to date through September 30, 2011, SKM Media Group, Inc. paid a total of $436,749 in dividends to the former shareholders of SKM Media Group, Inc., which are now shareholders, executive officers and directors of SKM Media Corp.

In 2011, Messrs. Moreno, Minsky, Lesnik and Johnson provided loans to SKM Media Group Inc. in the amounts below prior to its acquisition by SKM Media Corp.  The loans were recorded in the financial statements but were not documented.  As a result, on September 23, 2011, SKM Media Group, Inc. elected to document such loans by providing each of the parties with a 5% promissory notes representing the terms of loans.  The interest and principal under the notes are payable on December 31, 2012.  The notes may be prepaid at any time and contain standard event of default terms.  No interest or principal has been paid under the terms of these notes.

Name	Amount Due

Steven Moreno	$107,422.68

Howard Minsky	$60,339.67

John Lesnik	$23,535.67

Todd Johnson	$12,785.68

Promoters

Timothy Betts, Nobis Capital Advisors, Inc. (“Nobis”), Thomas Rubin and Stephen M. Fleming are considered promoters of the Company.  Mr. Betts is the sole shareholder of Nobis.  Mr. Rubin is no longer a shareholder of the Company.  Mr. Fleming has been engaged to provide securities counsel to the Company and owns 333,333 shares of common stock representing less than 1% of the issued and outstanding shares.  Mr. Betts owns an aggregate of 3,031,666 shares of common stock representing his direct ownership and indirect ownership interest through Nobis.  As a result, Mr. Betts owns approximately 6% of the issued and outstanding shares of our company.

To date, Mr. Betts, Mr. Rubin and Nobis in consideration for providing various services related to the management of SKM Media Corp. including, with respect to Mr. Betts, serving as the sole executive officer and director through September 2011, have received $42,500, $42,500 and $38,854.33 in compensation since inception.

Mr. Fleming has been retained to provide legal services in connection with this registration statement and various corporate matters.  Mr. Fleming has been paid $25,000 upon retention and $25,000 upon this Registration Statement being declared effective.

Executive Compensation
Summary Compensation Table

Name and Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Stock Options ($)	Non-Equity Incentive Plan Compensation ($)	Non Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)
Steven Moreno,	2010	$25,625.00	$22,500.00	—	—	—	—	—	$48,125.00
CEO and Pres	2009	$9,000.00	—	—	—	—	—	—	$9,000.00

Howard Minsky, Treasurer	2010	$48,125.00	—	—	—	—	—	—	$48,125.00
	2009	$9,000.00	—	—	—	—	—	—	$9,000.00

Todd Johnson, VP	2010	$20,833.00	—	—	—	—	—	—	$20,833.00
	2009	—	—	—	—	—	—	—	$-

John Lesnik, Secretary	2010	$29,233.00	—	—	—	—	—	—	$29,233.00
	2009	—	—	—	—	—	—	—	$-

Joseph Walkowiak, CFO	2010	—	—	—	—	—	—	—	$-
	2009	—	—	—	—	—	—	—	$-

Timothy Betts, (1)	2010	$42,500	—	—	—	—	—	—	$42,500
	2009	—	—	—	—	—	—	—	$-

(1)       Mr. Betts served as the sole executive officer and director until his resignation in September 2011.

Employment Agreements

On September 27, 2011, we entered into a verbal arrangement with each of Steven Moreno, Howard Minsky and Todd Johnson whereby we have agreed to provide a salary of $150,000 per year, health benefits and two weeks of vacation. We entered into a verbal agreement providing John Lesnik with a salary of $85,000 per year, health benefits and two weeks of vacation. We are presently negotiating definitive employment agreements with each of the executives. We cannot provide any guarantee that we will successfully enter such agreements with the executives.

2010 Grants of Plan-Based Awards

The Company made no plan-based equity and non-equity awards grants to named executives in 2010.

Outstanding Equity Awards at Fiscal Year End

The Company had no unexercised options, stock that had not vested or equity incentive plan awards for any of our named executive officers as of December 31, 2010.

Option Exercises

During our Fiscal year ended December 31, 2010 there were no options exercised by our named officers.

Pension, Retirement or Similar Benefit Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers.  We have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of the board of directors or a committee thereof.

Indebtedness of Directors, Senior Officers, Executive Officers and Other Management

None of our directors or executive officers or any associate or affiliate of our Company during the last two fiscal years is or has been indebted to our Company by way of guarantee, support agreement, letter of credit or other similar agreement or understanding currently outstanding.

Indemnification of Directors and Officers

The Company’s directors and executive officers are indemnified as provided by the Nevada Revised Statutes and its Bylaws. These provisions state that the Company’s directors may cause the Company to indemnify a director or former director against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him as a result of him acting as a director. The indemnification of costs can include an amount paid to settle an action or satisfy a judgment.  Such indemnification is at the discretion of the Company’s board of directors and is subject to the Securities and Exchange Commission’s policy regarding indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, The Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

DIRECTOR COMPENSATION

Our directors have not received compensation for rendering services as directors since inception.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of January 17, 2012 with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of our executive officers and directors; and (iii) our directors and executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner	Common Stock Beneficially Owned		Percentage of Common Stock (2)
Steve Moreno(1)(4)	19,630,000		39.3%
Howard Minsky(1)	12,400,000		24.8%
Todd Johnson(1)	9,000,000		18.0%
John Lesnik(1)(4)	2,870,000		5.7%
Joseph Walkowiak(1)	-0-		*
Timothy Betts	3,031,666	(3)	6.0%
All officers and directors as a group (5 people)	43,900,000		93.2%

All officers and directors as a group (4 people)

* Less than 1%

(1)	Executive officer and/or director of SKM.

(2)
Applicable percentage ownership is based on 50,000,000 shares of common stock outstanding as of January 17, 2012, together with securities exercisable or convertible into shares of common stock within 60 days of January 17, 2012 for each stockholder.  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Shares of common stock that are currently exercisable or exercisable within 60 days of January 17, 2012 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(3)	Represents 333,333 shares of common stock held by Mr. Betts and 2,698,332 shares of common stock held by Nobis Capital Advisors. Mr. Betts is the sole shareholder of Nobis.

(4)
On January 18, 2012, Steven Moreno and John Lesnik entered into an Adjustment to the Share Exchange Agreement whereby their ownership interest of each shareholder was amended to reflect that Mr. Moreno presently owns 19,630,000 shares of common stock and Mr. Lesnik presently owns 2,870,000 shares of common stock.  Mr. Moreno has agreed to transfer up to 4,000,000 shares of common stock to Mr. Lesnik if Mr. Lesnik achieves certain “Net Profit” targets during the years ended December 31, 2012, 2013 and 2014.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 250,000,000 shares of common stock at a par value of $0.00001 per share and 10,000,000 shares of preferred stock at a par value of $0.00001 per share.  As of December 20, 2011, there are 48,333,333 shares of common stock issued and outstanding and approximately eight stockholders of record of our common stock as well as 1,666,667 shares of common stock issuable upon conversion of 5% Convertible Notes held by approximately 43 accredited investors.  There are no shares of preferred stock issued and outstanding.

Holders of our common stock are entitled to one vote for each share on all matters submitted to a stockholder vote.  Holders of common stock do not have cumulative voting rights.  Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors.  Holders of our common stock representing a majority of the voting power of our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of stockholders.  A vote by the holders of a majority of SKM’s outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to the SKM’s articles of incorporation.

Holders of our common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds.  In the event of liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock.

The Board of Directors may later determine to issue our preferred stock.  If issued, the preferred stock may be created and issued in one or more series and with such designations, rights, preferences and restrictions as shall be stated and expressed in the resolution(s) providing for the creation and issuance of such preferred stock.  If preferred stock is issued and we are subsequently liquidated or dissolved, the preferred stockholders would have preferential rights to receive a liquidating distribution for their shares prior to any distribution to common shareholders. Although we have no present intent to do so, we could issue shares of preferred stock with such terms and privileges that a third party acquisition of our company could be difficult or impossible, thus entrenching our existing management in control of our company indefinitely.

EXPERTS

Our consolidated financial statements at December 31, 2010 and 2009 and for the years then ended have been audited by Kabani & Company, Inc. and are included herein in reliance upon the authority of such firm as an expert in accounting and auditing in giving such report.

LEGAL MATTERS

The validity of the shares of common stock offered through this prospectus will be passed on by Fleming PLLC, 49 Front Street, Suite #206, Rockville Centre, New York 11570.  Stephen M. Fleming, the managing member is a shareholder of our company and purchased 333,333 shares of common stock for $10.  We are registering the shares held by Mr. Fleming in this offer which represent less than 1% of the issued and outstanding shares of our company.  As a result of Mr. Fleming’s ownership interest upon formation, which was initially 10% of the issued and outstanding, Mr. Fleming may be considered a promoter or founder of our company.

HOW TO GET MORE INFORMATION

We have filed with the SEC a Registration Statement on Form S-1 (including exhibits) under the Securities Act with respect to the shares to be sold in this Offering.  This Prospectus, which forms part of the Registration Statement, does not contain all the information set forth in the Registration Statement as some portions have been omitted in accordance with the rules and regulations of the SEC.  For further information with respect to our company and the Shares offered in this Prospectus, reference is made to the Registration Statement, including the exhibits filed thereto, and the financial statements and notes filed as a part thereof.  With respect to each such document filed with the SEC as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved.   We are not currently subject to the informational requirements of the Securities Exchange Act of 1934 (the “Exchange Act”).  As a result of the offering of the Shares of our common stock, we will become subject to the informational requirements of the Exchange Act, and, in accordance therewith, we will file quarterly and annual reports and other information with the SEC and send a copy of our annual report together with audited consolidated financial statements to each of our shareholders.  The Registration Statement, such reports and other information may be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N. E., Washington, D. C.  20549.  Copies of such materials, including copies of all or any portion of the Registration Statement, may be obtained from the Public Reference Room of the SEC at prescribed rates.  You may call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room.  Such materials may also be accessed electronically by means of the SEC’s home page on the internet (http://www.sec.gov).

SKM MEDIA CORP. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
SKM Media Corp.

We have audited the accompanying consolidated balance sheets of SKM Media Corp. and subsidiaries (formerly Piper Acquisition IV)  (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ deficit and cash flows for the years ended December 31, 2010 and 2009.  The Company’s management is responsible for these consolidated financial statements.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SKM Media Corp. and subsidiaries (formerly Piper Acquisition IV) at December 31, 2010 and 2009, and the consolidated results of operations and cash flows for the years ended December 31, 2010 and 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ Kabani & Company

KABANI & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
Los Angeles, CA
October 13, 2011

SKM MEDIA CORP. AND SUBSIDIARIES
(FORMERLY PIPER ACQUISITION IV, INC.)
CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2010	2009

Assets

Current Assets
Cash and Cash Equivalents	$412,868	$-
Accounts Receivable, net	141,828	19,770
Advance to Supplier	485,817	15,889
Prepaid Expenses and Other Current Assets	-	9,040
Total Current Assets	1,040,513	44,699

Equipment, net	23,380	15,815
Other Assets, net	4,588	1,750
Total Assets	$1,068,481	$62,264

Liabilities and Shareholders' Deficit

Current Liabilities
Accounts Payable	$129,715	$4,272
Accrued Expenses	99,500	27,500
Deferred Revenue	859,437	42,205
Total Current Liabilities	1,088,652	73,977

Commitments and Contingencies

Shareholders' Equity
Preferred Stock, $0.00001 par value, 10,000,000 shares authorized, no shares issued and outstanding, respectively	-	-
Common Stock, $0.00001 par value, 250,000,000 shares authorized, 48,333,333 and 45,000,000 shares issued and outstanding, respectively	483	450
Accumulated Deficit	(20,654)	(12,163)
Total Shareholders' Deficit	(20,171)	(11,713)
Total Liabilities and Shareholders' Deficit	$1,068,481	$62,264

The accompanying notes are an integral part of these audited consolidated financial statements.

SKM MEDIA CORP. AND SUBSIDIARIES
(FORMERLY PIPER ACQUISITION IV, INC.)
CONSOLIDATED STATEMENTS OF OPERATION

	For the Years Ended December 31,
	2010	2009

Revenue	$6,040,781	$312,463

Operating Expenses
Direct Mail	4,151,313	-
Salaries, Commissions and Benefits	990,828	74,399
Data Services	294,379	146,063
Professional Fees	54,056	27,500
Other Operating Expenses	291,863	58,664
Total Operating Expenses	5,782,438	306,627
Income Before Income Taxes	258,343	5,837
Income Taxes	-	-
Net Income	$258,343	$5,837

Basic and Diluted Income per Common Share	$0.01	$-

Weighted average number of common shares outstanding - basic and fully diluted	45,132,420	45,000,000
Dividends declared per common share	$0.01	$-
Pro Forma Income Tax Expense	$90,420	$2,043
Pro Forma Basis and Diluted Income per Common Share	$-	$-

The accompanying notes are an integral part of these audited consolidated financial statements.

SKM MEDIA CORP. AND SUBSIDIARIES
(FORMERLY PIPER ACQUISITION IV, INC.)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT

				Total
	Common Stock		Accumulated	Shareholders'
	Shares	Amount	Deficit	Deficit

BALANCE AT DECEMBER 31, 2008	45,000,000	$450	$-	$450

Issuance of Common Shares	-	-	-	-
Dividends	-	-	(18,000)	(18,000)
Net lncome	-	-	5,837	5,837

BALANCE AT DECEMBER 31, 2009	45,000,000	450	(12,163)	(11,713)

Dividends	-	-	(266,833)	(266,833)
Recapitalization Due to Reverse Merger	3,333,333	33	-	33
Net lncome	-	-	258,343	258,343

BALANCE AT DECEMBER 31, 2010	48,333,333	$483	$(20,654)	$(20,171)

The accompanying notes are an integral part of these audited consolidated financial statements.

SKM MEDIA CORP. AND SUBSIDIARIES
(FORMERLY PIPER ACQUISITION IV, INC.)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$258,343	$5,837
Adjustments to Reconcile Net Income to Net Cash
Provided by Operating Activities:
Provision for Doubtful Accounts	40,214	10,614
Depreciation and Amortization	3,202	1,216
Changes in Operating Assets and Liabilities:
Accounts Receivable	(162,273)	(30,384)
Advance to Supplier	(469,928)	(15,889)
Due from Shareholders	-	-
Other Current Assets	9,040	(9,040)
Accounts Payable and Accrued Expenses	197,442	31,772
Deferred Revenue	817,232	42,205
Other	(2,803)	(1,500)
Net Cash Provided by Operating Activities	690,469	34,831
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital Expenditures	(10,767)	(17,031)
Net Cash Used in Investing Activities	(10,767)	(17,031)
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of Common Shares	-	200
Dividends	(266,833)	(18,000)
Net Cash Used in Financing Activities	(266,833)	(17,800)

NET INCREASE IN CASH AND CASH EQUIVALENTS	412,868	-
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	-	-
CASH AND CASH EQUIVALENTS AT END OF YEAR	$412,868	$-
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash Paid for Interest	$-	$-
Cash Paid for Taxes	$-	$-

The accompanying notes are an integral part of these unaudited consolidated financial statements.

SKM MEDIA CORP. AND SUBSIDIARIES
(FORMERLY PIPER ACQUISITION IV, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS

Piper Acquisition IV, Inc. (“Piper” or the “Company”) was incorporated in the State of Nevada on October 27, 2010.  Prior to December 31, 2010, the Company was engaged in organizational efforts and obtaining initial financing.  The Company was formed as a vehicle to pursue a business combination.

The Company, based on proposed business activities, was a "blank check" company.  The U.S. Securities and Exchange Commission (“SEC”) defines those companies as "any development stage company that is issuing a penny stock, within the meaning of Section 3(a)(51) of the Securities Exchange Act of 1934, as amended (“Exchange Act”) and that has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies."  Under SEC Rule 12b-2 under the Exchange Act, the Company also qualified as a “shell company,” because it has no or nominal assets (other than cash) and no or nominal operations.  Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions.

Effective December 31, 2010, the Company acquired all of the outstanding common shares of SKM Media Group, Inc. (“SKM”) in exchange for the issuance of 45,000,000 shares of the Company’s common stock.  SKM, a Florida corporation formed on December 1, 2008, provides highly targeted consumer and business databases for direct response marketing to help its clients communicate their messages.  SKM’s marketing services include but are not limited to: deploying millions of direct mail pieces each month, e-mail marketing, renting telemarketing lists, lead generation, messaging services, creative design, social media marketing, and consulting services.

The exchange of SKM’s shares was accounted for as a reverse acquisition under the purchase method of accounting.  Accordingly, the merger was recorded as a recapitalization of Piper, with the financials of SKM being treated as the continuing entity.  The historical financial statements presented will be those of SKM, with the exception of the Company’s equity structure which will be restated to reflect the number of Piper shares issued to effect the merger and the authorized capital of the Company will be that of Piper, the legal acquirer.  As of the date of the merger, Piper’s authorized capital consisted of 10,000,000 shares of Preferred Stock, $0.00001 par value, and 250,000,000 shares of Common Stock, $0.00001 par value.  The financial statements of the legal acquirer, Piper, as of December 31, 2010, are not significant; therefore, no pro forma financial information thereof is submitted.

On August 25, 2011, the Company changed its name to SKM Media Corp.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements were prepared in accordance with GAAP and include the accounts of the Company.  Accounting policies used by the Company reflect industry practices and conform to accounting principles generally accepted in the United States (GAAP).

SKM MEDIA CORP. AND SUBSIDIARIES
(FORMERLY PIPER ACQUISITION IV, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Use of Estimates and Assumptions

Future events and their effects cannot be predicted with certainty; accordingly the preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  The accounting estimates used in the preparation of these financial statements will change as new events occur, as more experience is acquired , as additional information is obtained, and as the Company’s operating environment changes.  Significant estimates and assumptions are used for, but not limited to: (1) collectability of accounts receivable; and (2) depreciable lives of assets.  The Company bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources.  The Company evaluates its estimates and assumptions on a regular basis and may employ outside experts to assist in our evaluation, as considered necessary.  Actual results may differ from these estimates and assumptions used in preparation of its financial statements and changes in these estimates are recorded when known.

Revenue Recognition

 The Company recognizes revenue when all the following criteria have been met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectability is reasonably assured.  Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded.  The Company defers any revenue, and associated operating expenses (please refer to Advance to Supplier policy disclosure below) for which the product has not been delivered or is subject to refund until such time that the product has been delivered or no refund will be required.  At December 31, 2010 and 2009, the Company had $859,437 and $42,205, respectively, of deferred revenue.

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments with an original maturity of three months or less at time of purchase to be cash equivalents.  These investments are carried at cost, which approximates fair value.  Cash and cash equivalent balances may, at certain times, exceed federally insured limits.

 Accounts Receivable

Trade accounts receivable are stated net of an allowance for doubtful accounts and sales credits.

        The Company estimates its allowance for doubtful accounts is established for all customers based on a range of loss percentages applied to receivables aging categories based upon the Company's historical collection and write-off experience.    The Company’s allowance for doubtful accounts totaled $39,000 and $10,615 as of December 31, 2010 and 2009, respectively.

 Advance to Supplier

Advance to supplier represents payments made to third-parties for outside services relating to delivery of the Company’s direct mail product.  The costs of these services are recorded as direct mail costs within operating expenses in the consolidated statements of operation when recognized.  The Company defers the cost of those services for which all obligations have not yet been performed by these third-party providers.  At December 31, 2010 and 2009, the Company had $485,817 and $15,889, respectively, of Advance to Supplier.

Property and Equipment

Property and equipment are recorded at cost.  Expenditures for maintenance and repairs are charged to expense as incurred.  Additions and betterments that extend the life of the asset are capitalized.  In the case of sale, retirement, or disposal, the asset cost and related accumulated depreciation balances are removed from the respective accounts, and the resulting net amount, less any proceeds, is included as income from operations in the statements of operations.  Depreciation is provided over the estimated useful lives of the assets.  The depreciable lives and depreciation methods used for each class of asset are as follows:

SKM MEDIA CORP. AND SUBSIDIARIES
(FORMERLY PIPER ACQUISITION IV, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Useful
Class	Life	Depreciation Method
Furniture and Equipment	5-7 years	200% double declining
Software	3 years	Straight-line
Leasehold Improvements	5-30 years	Straight-line

Advertising

The Company expenses advertising costs as incurred.  Advertising expense was $24,541 and $185 for the years ended December 31, 2010 and 2009, respectively, and is included in the caption Other Operating Expenses .

Income Taxes

We provide for income taxes using the asset and liability method . This approach recognizes the amount of federal, state, and local taxes payable or refundable for the current year, as well as deferred tax assets and liabilities for the future tax consequence of events recognized in the consolidated financial statements and income tax returns.  Deferred income tax assets and liabilities are adjusted to recognize the effects of changes in tax laws or enacted tax rates.  A valuation allowance is required when it is more likely than not that some portion of the deferred tax assets will not be realized.  Realization is dependent on generating sufficient future taxable income.  We evaluate our tax positions and establish assets and liabilities in accordance with the applicable accounting guidance on uncertainty in income taxes.  We review these tax uncertainties in light of changing facts and circumstances, such as the progress of tax audits, and adjust them accordingly.

 The Company’s income before income taxes totaled $258,343 and $5,837 for the years ended December 31, 2010 and 2009, respectively.  During each of these taxable years, the Company had elected to be treated as an S-Corporation for federal income tax purposes and all of this income passed through to the then-shareholders of the Company, and the Company, therefore, had no corporate tax obligation to record. The Company had no deferred tax assets or liabilities as of December 31, 2010 or 2009.  Had the acquisition by Piper occurred on January 1, 2009, the Company’s pro-forma income tax expense would have been $90,420 and $2,043 for the years ended December 31, 2010 and 2009, respectively.

 Concentration of Credit Risk and Significant Customers

        Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents and accounts receivable.  Cash and cash equivalents are deposited in with a limited number of financial institutions in the United States.  The balances in the United States held at any one financial institution are generally in excess of Federal Deposit Insurance Corporation ("FDIC") insurance limits.

        Credit is extended to customers based on an evaluation of their financial condition and other factors.  The Company generally does not require collateral or other security to support accounts receivable.  The Company performs ongoing credit evaluations of its customers and maintains an allowance for doubtful accounts and sales credits.  At December 31, 2010, two customers accounted for more than 10% of the accounts receivable balance, representing together 64.2% of the Company’s outstanding accounts receivable at that date.  For the year ended December 31, 2010, two of the Company’s customers, each of whom accounted for more than 10% of the Company’s revenue, together accounted for approximately 62% of total revenue.

SKM MEDIA CORP. AND SUBSIDIARIES
(FORMERLY PIPER ACQUISITION IV, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair Value of Financial Instruments

The Company's financial instruments, including cash and cash equivalents, net accounts receivable, accounts payable and accrued expenses, are carried at historical cost. At December 31, 2010 and 2009, the carrying amounts of these instruments approximated their fair values because of the short-term nature of these instruments.

Impairment of Long-Lived Assets

We assess the recoverability of long-lived assets, whenever events or changes in circumstances indicate we may not be able to recover the asset’s carrying amount.  We measure the recoverability of long-lived assets by a comparison of the carrying amount of the asset to the expected net future cash flows to be generated by that asset.  We present an impairment charge as a separate line item within income from operations in our statements of operations.  The Company did not recognize an impairment of long-lived assets during either of the years ended December 31, 2010, or December 31, 2009.

Commitments and Contingencies

Accruals for loss contingencies arising from claims, assessments, litigation, environmental and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.  These accruals are adjusted as additional information becomes available or circumstances change.

Earnings per Common Share

The calculation of earnings per common share is based on the weighted-average number of our common shares outstanding during the applicable period.  The calculation for diluted earnings per common share recognizes the effect of all potential dilutive securities that were outstanding during the respective periods, unless their impact would be antidilutive.  The Company had no dilutive securities as of December 31, 2010 or 2009.

As noted above, during each of  the 2010 and 2009 taxable years, the Company had elected to be treated as an S-Corporation for federal income tax purposes and all of this income passed through to the then-shareholders of the Company, and the Company, therefore, had no corporate tax obligation to record.  Had the Company not been treated as an S-Corporation in these periods, the Company’s pro-forma earnings per share would not have been materially impacted.

Subsequent Events

Subsequent events have been evaluated through October 13, 2011, which represents the issuance date of these financial statements.

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2009-13, “Multiple Deliverable Revenue Arrangements” (“ASU 2009-13”) which amended the accounting guidance for multiple deliverable revenue arrangements to:

•	provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the consideration should be allocated;

SKM MEDIA CORP. AND SUBSIDIARIES
(FORMERLY PIPER ACQUISITION IV, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

•
require an entity to allocate revenue in an arrangement using the estimated selling price (“ESP”) of deliverables if a vendor does not have vendor-specific objective evidence (“VSOE”) of selling price or third-party evidence (“TPE”) of selling price; and

•	eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method.

This guidance became effective for the Company on July 1, 2010. The adoption of the new guidance did not have a material effect on the Company’s consolidated financial statements.

In January 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-06, “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”) to require disclosure of: (1) amounts, and reasons why, of significant transfers between Level 1 and Level 2 of the fair value hierarchy (2) reasons for any transfers in or out of Level 3 of the fair value hierarchy and (3) information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements on a gross basis. In addition, ASU 2010-06 amended existing disclosure requirements of ASC Topic No. 820, “Fair Value Measurements and Disclosures” (“ASC 820”), to clarify that fair value measurement disclosures should be provided by class of assets and liabilities (rather than by each major category). Except for requirement (3) above, all of the amendments to ASC 820 made by ASU 2010-06 were effective for interim and annual reporting periods beginning after December 15, 2009.  Requirement (3) above is effective for interim and annual reporting periods beginning after December 15, 2010.  The Company adopted the applicable reporting requirements of ASU 2010-06 as of January 1, 2010.  The Company does not expect the adoption of the amendments regarding requirement (3) to have a material impact on its financial position, results of operations or cash flows.

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”   (“ASU 2011-04”).  The amendments in ASU 2011-04 will provide clarification of certain fair value concepts such as principal market determination; valuation premise and highest and best use; measuring fair value of instruments with offsetting market or counterparty credit risks; blockage factor and other premiums and discounts; and liabilities and instruments classified in shareholders’ equity.  In addition, the pronouncement will provide guidance for new disclosures such as transfers between Level 1 and Level 2 of the fair value hierarchy; Level 3 fair value measurements; an entity’s use of an asset when it is different from its highest and best use; and fair value hierarchy disclosures for financial instruments not measured at fair value but disclosed.  This pronouncement is effective for reporting periods beginning after December 15, 2011, with early adoption prohibited. The new guidance will require prospective application.  The Company believes the adoption of this guidance will primarily affect certain disclosures related to fair value and will not have a material impact on its consolidated financial position or results of operations.

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, “Presentation of Comprehensive Income” (“ASU 2011-05”).  This pronouncement will bring consistency to the way reporting entities disclose comprehensive income in their consolidated financial statements and related notes.  ASU 2011-05 will no longer permit disclosure of comprehensive income in either the statement of shareholders’ equity or in a note to the consolidated financial statements.  Instead, reporting entities will have two options for presenting comprehensive income.  The first option presents comprehensive income in a single statement, which includes two components: net income and other comprehensive income.  The second option allows the presentation of comprehensive income in two separate but consecutive statements: one for net income and the other for other comprehensive income.  This pronouncement is effective for reporting periods beginning after December 15, 2011, with early adoption permitted. The new guidance will require retrospective application.  The Company believes the adoption of this guidance will affect our presentation of comprehensive income, if any, and will not have a material impact on its consolidated financial position or results of operations.

SKM MEDIA CORP. AND SUBSIDIARIES
(FORMERLY PIPER ACQUISITION IV, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In September 2011, the FASB issued Accounting Standards Update No. 2011-08, “Testing Goodwill for Impairment” (“ASU 2011-08”).  The amendments in ASU 2011-08 will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test.  Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment.  The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011.  The Company is unable, at this time, to ascertain whether the implementation of this amendment will have a material impact on its consolidated financial position or results of operations.

3.  STOCKHOLDER’S EQUITY

 Holders of common stock are entitled to one vote per share, and to receive dividends and, upon liquidation or dissolution, are entitled to receive all assets available for distribution to stockholders. The holders have no preemptive or other subscription rights and there are no redemption or sinking fund provisions with respect to such shares.

4.  COMMITMENTS AND CONTINGENCIES

On September 8, 2011, Experian Information Solutions Inc. and Experian Marketing Solution Inc. filed a complaint in United States District Court for the Southern District Court of Florida against SKM Media Group, Inc., the Company’s wholly owned subsidiary, claiming trademark infringement and unfair competition as a result of its alleged unauthorized possession and distribution of the plaintiff’s data.  As of the date hereof the Company has not filed a response in this action.  The plaintiff is seeking an injunction and unspecified damages.  An estimate of the range of loss or possible loss cannot be made at this time.  The Company intends to vigorously defend this action.

 The Company leases its corporate office space under a non-cancelable operating lease expiring in May 2012.  Future minimum lease payments at December 31, 2010, totaled $18,814 for 2011 and $8,270 for 2012.

5.  SUBSEQUENT EVENTS

During 2011, the Company completed an offering of Convertible Notes (“Convertible Notes”) totaling $500,000 with several accredited investors.  The Convertible Notes bear interest at 5% per annum and mature in 2013.  The Convertible Notes are convertible into 1,666,667 shares of the Company’s common stock.

 On February 17, 2011, the Company entered into a $400,000 revolving draw secured promissory note with a financial institution.  The line of credit loan calls for monthly interest only payments calculated based upon a London Interbank Offered Rate (“Libor”) Index plus 4.088 percentage points.  The effective rate of interest at June 30, 2011, was approximately 4.28%.  The note matures on February 17, 2012.

Financial Statements of

SKM MEDIA CORP.

For the Nine Months Ended September 30, 2011

SKM MEDIA CORP. AND SUBSIDIARIES
(FORMERLY PIPER ACQUISITION IV, INC.)
CONSOLIDATED BALANCE SHEETS

	As of
	September 30,	September 30,	December 31,
	2011	2011	2010
	Pro-Forma (Unaudited)	(Unaudited)

Assets

Current Assets
Cash and Cash Equivalents	$765,492	$765,492	$412,868
Accounts Receivable, net	667,433	667,433	141,828
Advance to Supplier	-	-	485,817
Total Current Assets	1,432,925	1,432,925	1,040,513
Equipment, net	22,303	22,303	23,380
Other Assets, net	4,488	4,488	4,588
Total Assets	$1,459,716	$1,459,716	$1,068,481

Liabilities and Shareholders' Deficit

Current Liabilities
Accounts Payable	$180,481	$180,481	$129,715
Accrued Expenses	106,222	106,222	99,500
Deferred Revenue	1,097,789	1,097,789	859,437
Convertible Notes	-	500,000	-
Revolving Line of Credit	250,000	250,000	-
Employee Notes	185,084	185,084	-
Total Current Liabilities	1,819,576	2,319,576	1,088,652

Commitments and Contingencies
Shareholders' Equity Preferred Stock, $0.00001 par value, 10,000,000 shares authorized, no shares issued and outstanding, respectively	-	-	-
Common Stock, $0.00001 par value, 250,000,000 shares authorized, 48,333,333 (50,000,000 pro forma) and 48,333,333 shares issued and outstanding, respectively	500	483	483
Additional Paid-In Capital	499,983	-	-
Accumulated Deficit	(860,343)	(860,343)	(20,654)
Total Shareholders' Deficit	(359,860)	(859,860)	(20,171)
Total Liabilities and Shareholders' Deficit	$1,459,716	$1,459,716	$1,068,481

The accompanying notes are an integral part of these unaudited consolidated financial statements.

SKM MEDIA CORP. AND SUBSIDIARIES
(FORMERLY PIPER ACQUISITION IV, INC.)
CONSOLIDATED STATEMENTS OF OPERATION
(Unaudited)

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010

Revenue	$1,179,116	$1,057,962	$4,363,273	$2,534,255

Operating Expenses
Direct Mail	978,732	948,314	3,186,977	1,701,944
Salaries, Commissions and Benefits	230,218	141,284	674,382	463,145
Data Services	62,447	28,719	226,835	144,287
Professional Fees	511	425	329,948	9,222
Other Operating Expenses	126,635	64,164	328,795	176,920
Total Operating Expenses	1,398,543	1,182,906	4,746,937	2,495,518
Interest Expense	10,872	59	19,276	100
Income (Loss) Before Income Taxes	(230,299)	(125,003)	(402,940)	38,637
Income Taxes	-	-	-	-
Net Income (Loss)	$(230,299)	$(125,003)	$(402,940)	$38,637

Basic and Diluted Income per Common Share	$-	$-	$(0.01)	$-

Weighted average number of common shares outstanding - basic and fully diluted	48,333,333	45,000,000	48,333,333	45,000,000

Dividends declared per common share	$0.01	$-	$0.01	$-

Pro Forma Income Tax Benefit (Expense)	$80,605	$43,751	$141,029	$(13,523)
Pro Forma Basic and Diluted Income per Common Share	$-	$-	$(0.01)	$-

The accompanying notes are an integral part of these unaudited consolidated financial statements.

SKM MEDIA CORP. AND SUBSIDIARIES
(FORMERLY PIPER ACQUISITION IV, INC.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the Nine Months Ended
	September 30,
	2011	2010

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (Loss)	$(402,940)	$38,637
Adjustments to Reconcile Net Income to Net Cash
Provided by Operating Activities:
Depreciation and Amortization	3,036	2,432
Changes in Operating Assets and Liabilities:
Accounts Receivable	(516,105)	(77,921)
Advance to Supplier	485,817	(365,147)
Other Current Assets	-	9,040
Accounts Payable and Accrued Expenses	57,488	143,729
Deferred Revenue	238,352	804,153
Other	100	(2,805)
Net Cash Provided by (Used in) Operating Activities	(134,252)	552,119

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital Expenditures	(1,959)	(5,313)
Net Cash Used in Investing Activities	(1,959)	(5,313)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings on Revolving Line of Credit	400,000	-
Repayments on Revolving Line of Credit	(150,000)	-
Issuance of Convertible Notes Payable	490,500	-
Issuance of Employee Notes	256,166	-
Repayment of Employee Notes	(71,082)	-
Dividends	(436,749)	(221,000)
Net Cash Provided by (Used in) Financing Activities	488,835	(221,000)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	352,624	325,805
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	412,868	-
CASH AND CASH EQUIVALENTS AT END OF YEAR	$765,492	$325,805

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash Paid for Interest	$5,836	$119
Cash Paid for Taxes	$-	$-

The accompanying notes are an integral part of these unaudited consolidated financial statements.

SKM MEDIA CORP. AND SUBSIDIARIES
(FORMERLY PIPER ACQUISITION IV, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.      ORGANIZATION AND DESCRIPTION OF BUSINESS

Piper Acquisition IV, Inc. (“Piper” or the “Company”) was incorporated in the State of Nevada on October 27, 2010.  Prior to December 31, 2010, the Company was engaged in organizational efforts and obtaining initial financing.  The Company was formed as a vehicle to pursue a business combination.

The Company, based on proposed business activities, was a "blank check" company.  The U.S. Securities and Exchange Commission (“SEC”) defines those companies as "any development stage company that is issuing a penny stock, within the meaning of Section 3(a)(51) of the Securities Exchange Act of 1934, as amended (“Exchange Act”) and that has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies."  Under SEC Rule 12b-2 under the Exchange Act, the Company also qualified as a “shell company,” because it has no or nominal assets (other than cash) and no or nominal operations.  Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions.

Effective December 31, 2010, the Company acquired all of the outstanding common shares of SKM Media Group, Inc. (“SKM”) in exchange for the issuance of 45,000,000 shares of the Company’s common stock.  SKM, a Florida corporation formed on December 1, 2008, provides highly targeted consumer and business databases for direct response marketing to help its clients communicate their messages.  SKM’s marketing services include but are not limited to: deploying millions of direct mail pieces each month, e-mail marketing, renting telemarketing lists, lead generation, messaging services, creative design, social media marketing, and consulting services.

The exchange of SKM’s shares was accounted for as a reverse acquisition under the purchase method of accounting.  Accordingly, the merger was recorded as a recapitalization of Piper, with the financials of SKM being treated as the continuing entity.  The historical financial statements presented will be those of SKM, with the exception of the Company’s equity structure which will be restated to reflect the number of Piper shares issued to effect the merger and the authorized capital of the Company will be that of Piper, the legal acquirer.  As of the date of the merger, Piper’s authorized capital consisted of 10,000,000 shares of Preferred Stock, $0.00001 par value, and 250,000,000 shares of Common Stock, $0.00001 par value.  The financial statements of the legal acquirer, Piper, as of December 31, 2010, are not significant; therefore, no pro forma financial information thereof is submitted.

On August 25, 2011, the Company changed its name to SKM Media Corp.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company has prepared the accompanying unaudited financial statements in accordance with accounting principles generally accepted in the United States of America for interim financial information.  Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted.  The accompanying financial statements reflect all adjustments and disclosures, which, in the Company’s opinion, are necessary for fair presentation.  All such adjustments are of a normal recurring nature.  The results of operations for the interim periods are not necessarily indicative of the results of the entire year.  Accounting policies used by the Company reflect industry practices and conform to accounting principles generally accepted in the United States (GAAP).

SKM MEDIA CORP. AND SUBSIDIARIES
(FORMERLY PIPER ACQUISITION IV, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Use of Estimates and Assumptions

Future events and their effects cannot be predicted with certainty; accordingly the preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  The accounting estimates used in the preparation of these financial statements will change as new events occur, as more experience is acquired , as additional information is obtained, and as the Company’s operating environment changes.  Significant estimates and assumptions are used for, but not limited to: (1) collectability of accounts receivable; and (2) depreciable lives of assets.  The Company bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources.  The Company evaluates its estimates and assumptions on a regular basis and may employ outside experts to assist in our evaluation, as considered necessary.  Actual results may differ from these estimates and assumptions used in preparation of its financial statements and changes in these estimates are recorded when known.

Pro Forma Presentation

 The pro forma presentation on the Company’s Consolidated Balance Sheet at September 30, 2011, presents the pro forma effect of the conversion of the Company’s outstanding convertible notes (see Note 4) which convert automatically upon the effectiveness of the Company’s current registration statement.

Revenue Recognition

The Company recognizes revenue when all the following criteria have been met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectability is reasonably assured.  Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded.  The Company defers any revenue, and associated operating expenses (please refer to Advance to Supplier policy disclosure below) for which the product has not been delivered or is subject to refund until such time that the product has been delivered or no refund will be required.  At September 30, 2011, and December 31, 2010, the Company had $1,097,789 and $859,437, respectively, of deferred revenue.

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments with an original maturity of three months or less at time of purchase to be cash equivalents.  These investments are carried at cost, which approximates fair value.  Cash and cash equivalent balances may, at certain times, exceed federally insured limits.

Accounts Receivable

Trade accounts receivable are stated net of an allowance for doubtful accounts and sales credits.

The Company estimates its allowance for doubtful accounts is established for all customers based on a range of loss percentages applied to receivables aging categories based upon the Company's historical collection and write-off experience.  The Company’s allowance for doubtful accounts totaled $39,000 as of September 30, 2011 and December 31, 2010, respectively.

SKM MEDIA CORP. AND SUBSIDIARIES
(FORMERLY PIPER ACQUISITION IV, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Advance to Supplier

Advance to supplier represents payments made to third-parties for outside services relating to delivery of the Company’s direct mail product.  The costs of these services are recorded as direct mail costs within operating expenses in the consolidated statements of operation when recognized.  The Company defers the cost of those services for which all obligations have not yet been performed by these third-party providers.  At September 30, 2011, and December 31, 2010, the Company had $0 and $485,817, respectively, of Advance to Supplier.

Property and Equipment

Property and equipment are recorded at cost.  Expenditures for maintenance and repairs are charged to expense as incurred.  Additions and betterments that extend the life of the asset are capitalized.  In the case of sale, retirement, or disposal, the asset cost and related accumulated depreciation balances are removed from the respective accounts, and the resulting net amount, less any proceeds, is included as income from operations in the statements of operations.  Depreciation is provided over the estimated useful lives of the assets.  The depreciable lives and depreciation methods used for each class of asset are as follows:

Useful
Class	Life	Depreciation Method
Furniture and Equipment	5-7 years	200% double declining
Software	3 years	Straight-line
Leasehold Improvements	5-30 years	Straight-line

Advertising

The Company expenses advertising costs as incurred.  Advertising expense was $21,594 and $7,024 for the three months ended September 30, 2011 and 2010, respectively and $69,288 and $14,761 for the nine months ended September 30, 2011 and 2010, respectively, and is included in the caption Other Operating Expenses.

Income Taxes

We provide for income taxes using the asset and liability method. This approach recognizes the amount of federal, state, and local taxes payable or refundable for the current year, as well as deferred tax assets and liabilities for the future tax consequence of events recognized in the consolidated financial statements and income tax returns.  Deferred income tax assets and liabilities are adjusted to recognize the effects of changes in tax laws or enacted tax rates.  A valuation allowance is required when it is more likely than not that some portion of the deferred tax assets will not be realized.  Realization is dependent on generating sufficient future taxable income.  We evaluate our tax positions and establish assets and liabilities in accordance with the applicable accounting guidance on uncertainty in income taxes.  We review these tax uncertainties in light of changing facts and circumstances, such as the progress of tax audits, and adjust them accordingly.

The Company’s income (loss) before income taxes totaled $(230,299) and $(125,003) for the three months ended September 30, 2011 and 2010, respectively, and $(402,940) and $38,637 for the nine months ended September 30, 2011 and 2010, respectively.  During all or part of each of these taxable periods, the Company had elected to be treated as an S-Corporation for federal income tax purposes and all of this income passed through to the then-shareholders of the Company, and the Company, therefore, had no corporate tax obligation to record. The Company had no deferred tax assets or liabilities as of September 30, 2011.  Had the acquisition by Piper occurred on January 1, 2010, the Company’s pro-forma income tax expense (benefit) would have been $(80,605) and $(43,751) for the three months ended September 30, 2011 and 2010, respectively, and $(141,029) and $13,523 for the nine months ended September 30, 2011 and 2010, respectively.

SKM MEDIA CORP. AND SUBSIDIARIES
(FORMERLY PIPER ACQUISITION IV, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Concentration of Credit Risk and Significant Customers

        Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents and accounts receivable.  Cash and cash equivalents are deposited in with a limited number of financial institutions in the United States.  The balances in the United States held at any one financial institution are generally in excess of Federal Deposit Insurance Corporation ("FDIC") insurance limits.

        Credit is extended to customers based on an evaluation of their financial condition and other factors.  The Company generally does not require collateral or other security to support accounts receivable.  The Company performs ongoing credit evaluations of its customers and maintains an allowance for doubtful accounts and sales credits.  At September 30, 2011, one customer accounted for more than 10% of the accounts receivable balance, totaling approximately 88% of the Company’s outstanding accounts receivable at that date.  For the nine months ended September 30, 2011, one of the Company’s customers accounted for more than 10% of the Company’s revenue, representing approximately 72% of total revenue.

Fair Value of Financial Instruments

The Company's financial instruments, including cash and cash equivalents, net accounts receivable, accounts payable and accrued expenses, are carried at historical cost. At September 30, 2011 and December 31, 2010, the carrying amounts of these instruments approximated their fair values because of the short-term nature of these instruments.

Impairment of Long-Lived Assets

We assess the recoverability of long-lived assets, whenever events or changes in circumstances indicate we may not be able to recover the asset’s carrying amount.  We measure the recoverability of long-lived assets by a comparison of the carrying amount of the asset to the expected net future cash flows to be generated by that asset.  We present an impairment charge as a separate line item within income from operations in our statements of operations.  The Company did not recognize an impairment of long-lived assets during the nine months ended September 30, 2011.

Commitments and Contingencies

Accruals for loss contingencies arising from claims, assessments, litigation, environmental and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.  These accruals are adjusted as additional information becomes available or circumstances change.

Earnings per Common Share

The calculation of earnings per common share is based on the weighted-average number of our common shares outstanding during the applicable period.  The calculation for diluted earnings per common share recognizes the effect of all potential dilutive securities that were outstanding during the respective periods, unless their impact would be antidilutive.

SKM MEDIA CORP. AND SUBSIDIARIES
(FORMERLY PIPER ACQUISITION IV, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As noted above, during each of  the periods presented herein, the Company had elected to be treated as an S-Corporation for federal income tax purposes and all of this income passed through to the then-shareholders of the Company, and the Company, therefore, had no corporate tax obligation to record.  Had the Company not been treated as an S-Corporation in these periods, the Company’s pro-forma earnings per share would not have been materially impacted.

Recent Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU 2011-04”).  The amendments in ASU 2011-04 will provide clarification of certain fair value concepts such as principal market determination; valuation premise and highest and best use; measuring fair value of instruments with offsetting market or counterparty credit risks; blockage factor and other premiums and discounts; and liabilities and instruments classified in shareholders’ equity.  In addition, the pronouncement will provide guidance for new disclosures such as transfers between Level 1 and Level 2 of the fair value hierarchy; Level 3 fair value measurements; an entity’s use of an asset when it is different from its highest and best use; and fair value hierarchy disclosures for financial instruments not measured at fair value but disclosed.  This pronouncement is effective for reporting periods beginning after December 15, 2011, with early adoption prohibited. The new guidance will require prospective application.  The Company believes the adoption of this guidance will primarily affect certain disclosures related to fair value and will not have a material impact on its consolidated financial position or results of operations.

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, “Presentation of Comprehensive Income” (“ASU 2011-05”).  This pronouncement will bring consistency to the way reporting entities disclose comprehensive income in their consolidated financial statements and related notes.  ASU 2011-05 will no longer permit disclosure of comprehensive income in either the statement of shareholders’ equity or in a note to the consolidated financial statements.  Instead, reporting entities will have two options for presenting comprehensive income.  The first option presents comprehensive income in a single statement, which includes two components: net income and other comprehensive income.  The second option allows the presentation of comprehensive income in two separate but consecutive statements: one for net income and the other for other comprehensive income.  This pronouncement is effective for reporting periods beginning after December 15, 2011, with early adoption permitted. The new guidance will require retrospective application.  The Company believes the adoption of this guidance will affect our presentation of comprehensive income, if any, and will not have a material impact on its consolidated financial position or results of operations.

In September 2011, the FASB issued Accounting Standards Update No. 2011-08, “Testing Goodwill for Impairment” (“ASU 2011-08”).  The amendments in ASU 2011-08 will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test.  Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment.  The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011.  The Company is unable, at this time, to ascertain whether the implementation of this amendment will have a material impact on its consolidated financial position or results of operations.

3.      STOCKHOLDER’S EQUITY

Holders of common stock are entitled to one vote per share, and to receive dividends and, upon liquidation or dissolution, are entitled to receive all assets available for distribution to stockholders. The holders have no preemptive or other subscription rights and there are no redemption or sinking fund provisions with respect to such shares.

4.      CONVERTIBLE NOTES

During 2011, the Company issued Convertible Notes (“Convertible Notes”) totaling $500,000 with several accredited investors.  The Convertible Notes bear interest at 5% per annum and mature in 2013.  The Convertible Notes are convertible into 1,666,667 shares of the Company’s common stock.  The Company recognized total interest expense of $11,871 on these notes during the nine months ended September 30, 2011.

SKM MEDIA CORP. AND SUBSIDIARIES
(FORMERLY PIPER ACQUISITION IV, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.      REVOLVING LINE OF CREDIT

On February 17, 2011, the Company entered into a $400,000 revolving draw secured promissory note with a financial institution.  The line of credit loan calls for monthly interest only payments calculated based upon a London Interbank Offered Rate (“Libor”) Index plus 4.088 percentage points.  The effective rate of interest at September 30, 2011, was approximately 4.29%.  The note matures on February 17, 2012.  The outstanding balance at September 30, 2011 was $250,000.  Unused credit at September 30, 2011 was $150,000.  The Company recognized total interest expense of $4,032 on this line of credit during the nine months ended September 30, 2011.

6.      EMPLOYEE NOTES

During the third quarter of 2011, certain members of the Company’s management team advanced the Company a total of $256,166 to meet working capital requirements.  A total of $71,082 had been repaid as of September 30, 2011, leaving a balance of $185,084 at September 30, 2011.  The borrowings bear interest at an annual interest rate of 5.0% and are due December 31, 2011.  The Company recognized total interest expense of $1,536 on these borrowings during the nine months ended September 30, 2011.

7.      COMMITMENTS AND CONTINGENCIES

On September 8, 2011, Experian Information Solutions Inc. and Experian Marketing Solution Inc. filed a complaint in United States District Court for the Southern District Court of Florida against SKM Media Group, Inc., the Company’s wholly owned subsidiary, claiming trademark infringement and unfair competition as a result of its alleged unauthorized possession and distribution of the plaintiff’s data.  The plaintiff is seeking an injunction and unspecified damages.  The case has been set for trial in early 2013, with a requirement to attempt to mediate the dispute prior to that date.  An estimate of the range of loss or possible loss cannot be made at this time.  The Company intends to vigorously defend this action.

8.      RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2011, the Company reimbursed Nobis Capital Advisors Inc. (“Nobis”) $38,854 of expenses incurred in identifying a potential business acquisition and related due diligence activities.  Nobis is controlled by Mr. Tim Betts, a shareholder of the Company.

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, if any, payable by the Registrant relating to the sale of common stock being registered.  All amounts are estimates except the SEC registration fee.

SEC registration fee	$69.21
Printing and engraving expenses	5,000.00*
Legal fees and expenses	50,000.00*
Accounting fees and expenses	50 ,000.00*
Miscellaneous expenses	10,000.00*
$115,69.21*

*  Estimated.

SKM has agreed to bear expenses incurred by the selling shareholders that relate to the registration of the shares of common stock being offered and sold by the selling shareholders.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our officers and directors are indemnified as provided by the Nevada Revised Statutes and our bylaws. Under the NRS, unless modified by a corporation’s articles of incorporation, a director is not liable to a corporation, its shareholders or creditors for damages unless the director’s action or failure constituted a breach of fiduciary duty and such breach involved intentional misconduct, fraud or a knowing violation of law.

Our bylaws provide that we will indemnify our directors and officers to the fullest extent permissible under Nevada law if such person acted in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of SKM and, with respect to any criminal action, had no reasonable cause to believe such conduct was unlawful.  SKM may purchase and maintain insurance or make other financial arrangements on behalf of any individual entitled to indemnity.  Our bylaws also provide that we will advance all expenses incurred to any person entitled to indemnity upon receipt of an undertaking by or on behalf of such person to repay said amounts should it be ultimately determined that the person was not entitled to indemnification.

Our bylaws further provide that discretionary indemnification may be authorized (a) by the shareholders; (b) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding; or (c) by independent legal counsel in a written opinion (i) if ordered by a majority vote of disinterested directors or (ii) if a quorum of disinterested directors cannot be obtained.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

The following issuances were made by SKM Media Corp. (f/k/a Piper Acquisition IV, Inc.), a Nevada corporation, the legal entity to which this prospectus relates, and does not reflect the issuances found in the Consolidated Statements of Stockholders’ Equity on page F-5 which relates to SKM Media Group, Inc., a Florida corporation, the accounting successor.

On January 3, 2011, we issued 3,333,333 shares of common stock to our founders in consideration of $100.

In 2011, we issued 5% Convertible Notes in the aggregate principal amount of $500,000 to 43 accredited investors.  The 5% Notes carry 5% interest and the principal and interest is due and payable two years from the date of issuance.  The 5% Notes are convertible into shares of common stock at a price of $0.30 per share and will automatically convert upon this prospectus being declared effective.

On September 27, 2011, we entered into a Share Exchange Agreement with the shareholders of SKM Media Group, each of which are accredited investors (“SKM Media Group Shareholders”), pursuant to which we acquired 100% of the outstanding securities of SKM Media Group in exchange for 45,000,000 shares of our common stock (the “SKM Exchange”).  The SKM Exchange closed on September 27, 2011, which closing was effective on December 31, 2010.  We entered into an adjustment to the SKM Exchange on January 18, 2012.

The issuance of the foregoing securities in each of the transactions described above was made in reliance upon the exemption from the registration provisions of the Securities Act set forth in Section 4(2) thereof as a transaction by an issuer not involving any public offering and/or Rule 506 under Regulation D as promulgated under the Securities Act. The respective transaction documents contain representations to support our reasonable belief that each investor is an “accredited investor” as defined in Rule 501 under the Securities Act, and that such investor is acquiring such securities for investment and not with a view to the distribution thereof. At the time of their issuance, the securities described above were deemed to be restricted securities for purposes of the Securities Act and such securities (and shares issued upon exercise of the unregistered warrants will) bear legends to that effect.

ITEM 16. EXHIBITS
EXHIBIT INDEX

Exhibit No.	Description

3.1	Certificate of Incorporation (1)
3.2	Amendment to the Certificate of Incorporation(1)
3.3	Certificate of Correction(1)
3.4	Bylaws(1)
4.1	Form of 5% Convertible Promissory Notes(1)
4.2	Promissory Note issued to Steven Moreno (2)
4.3	Promissory Note issued to Howard Minsky (2)
4.4	Promissory Note issued to John Lesnik (2)
4.5	Promissory Note issued to Todd Johnson (2)
4.6	Promissory Note between SKM Media Group Inc. and JP Morgan Chase Bank, NA dated February 17, 2011 (2)
4.7	Business Loan Agreement between SKM Media Group Inc. and JP Morgan Chase Bank, NA dated February 17, 2011 (2)
5.1	Opinion of Fleming PLLC(1)
10.1	Share Exchange Agreement by and between SKM Media Corp. (f/k/a Piper Acquisition IV, Inc.), SKM Media Group, Inc. and the shareholders of SKM Media Group, Inc. (1)
10.2	Adjustment to the Share Exchange Agreement by and between SKM Media Corp. (f/k/a Piper Acquisition IV, Inc.), SKM Media Group, Inc., John Lesnik and Steven Moreno
14.1	Code of Ethics of SKM Media Corp. (1)
21.1	List of Subsidiaries (1)
23.1	Consent of Fleming PLLC (included in Exhibit 5.1)
23.1	Consent of Kabani & Company, Inc.

(1)	Incorporation by reference to the Form S-1 Registration Statement filed with the Securities and Exchange Commission on October 14, 2011.
(2)	Incorporation by reference to the Form S-1/A Registration Statement filed with the Securities and Exchange Commission on December 28, 2011.

ITEM 17.  UNDERTAKINGS.

The undersigned company hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement, and

(iii) Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for determining liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5) That, for the purpose of determining liability under the Securities Act to any purchaser: Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of SKM pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida on this 18th  day of January 2012.

SKM MEDIA CORP.

By:	/s/ Steven L. Moreno
Steven L. Moreno, Chief Executive Officer, President, and Director (Principal Executive Officer)

By:	/s/ Joseph Walkowiak
Joseph Walkowiak, Chief Financial Officer (Principal Financial Officer)

By:	/s/ Howard Minsky
Howard Minsky, Treasurer (Principal Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.  The persons whose signature appears below constitutes and appoints Steven L. Moreno and Howard Minsky his true and lawful attorney-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement and to sign a registration statement pursuant to Section 462(b) of the Securities Act of 1933, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ Steven L. Moreno	Chief Executive Officer, President and Director	January 18, 2012
Steve Moreno	(Principal Executive Officer)

/s/ Howard Minsky	Treasurer and Director (Principal Accounting Officer)	January 18, 2012
Howard Minsky

/s/ Todd Johnson	Director	January 18, 2012
Todd Johnson

/s/ John Lesnik	Secretary and Director	January 18, 2012
John Lesnik

/s/ Joseph Walkowiak	Chief Financial Officer	January 18, 2012
Joseph Walkowiak	(Principal Financial Officer)